Exhibit 2.1

MERGER AND STOCK PURCHASE AGREEMENT

Dated as of August 26, 2011

BY AND BETWEEN

ADHESION HOLDINGS, INC.

MULTI-COLOR CORPORATION,

M ACQUISITION, LLC,

DLJ SOUTH AMERICAN PARTNERS, L.P.

and

the Stockholders’ Representative

i

TABLE OF CONTENTS

Page
Exhibit C	Form of Stockholder Letter Agreement

Exhibit D	Form of Letter of Transmittal

MERGER AND STOCK PURCHASE AGREEMENT

This Merger and Stock Purchase Agreement (this “Agreement”), dated as of August 26, 2011, is entered into by and among Adhesion Holdings, Inc., a Delaware corporation (the “Company”), DLJ South American Partners, L.P., an Ontario limited partnership (“DLJ”), Diamond Castle Partners IV, L.P., a Delaware limited partnership, solely as the Stockholders’ Representative pursuant to Section 8.5 hereof, Multi-Color Corporation, an Ohio corporation (“MCC”), and M Acquisition, LLC, a Delaware limited liability company wholly owned by MCC (“Newco”).

WITNESSETH:

WHEREAS, the Company, Newco and MCC have each determined that it is in the best interests of their respective stockholders, shareholders and members for the Company to merge with and into Newco, whereupon the separate corporate existence of the Company will cease, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective Boards of Directors of MCC and the Company have each approved this Agreement and the consummation of the transactions contemplated hereby and approved the execution and delivery of this Agreement;

WHEREAS, MCC, as the sole member of Newco, has approved this Agreement and the consummation of the transactions contemplated hereby and approved the execution and delivery of this Agreement;

WHEREAS, concurrently with this Agreement, as a condition and as an inducement to MCC’s willingness to enter into this Agreement, the Diamond Castle Entities are executing the Stockholder Letter Agreement, in which among other things, they are agreeing to adopt this Agreement and approve the Merger and the other transactions contemplated hereunder, which consent (the “Company Stockholder Consent”) is the only approval of the Company Stockholders necessary to approve the Merger and consummate the transactions contemplated by this Agreement;

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under Section 368 of the Code;

WHEREAS, the Chilean JV is jointly owned by a Company Subsidiary and DLJ; and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, DLJ desires to transfer to LabelCorp Holdings and MCC desires to cause LabelCorp Holdings to acquire from DLJ the Chilean JV Interests in exchange for the DLJ Closing Consideration, resulting in the Chilean JV becoming a wholly-owned Subsidiary of MCC (the “Chilean JV Transaction”).

NOW, THEREFORE, MCC, Newco, DLJ and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Defined Terms. As used in this Agreement, the following terms have the following meanings:

“Action” means any claim, action, litigation, suit, arbitration, demand, inquiry, investigation or proceeding by or before any Governmental Authority or arbitrator.

“Affiliate” means, when used with respect to a specified Person, another Person that, either directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. With respect to any Person who is a natural person, such Person’s Affiliates shall include such Person’s spouse and their respective siblings, parents and lineal descendents.

“Adjustment Company Escrow Deposit” means (a) all or a portion of the Company Closing Cash Consideration in an amount not to exceed Five Million Dollars ($5,000,000) plus (b) a number of MCC Shares equal to (i) Five Million Dollars ($5,000,000) less the amount of Company Closing Cash Consideration constituting the Adjustment Company Escrow Deposit divided by (ii) the Issue Price.

“Ancillary Agreements” means the Escrow Agreement, the Investor Rights Agreement, the Stockholder Letter Agreement and any other agreement designated as such by MCC and the Company.

“Antitrust Authority” means any Governmental Authority with regulatory jurisdiction over enforcement of any applicable antitrust Law (including, without limitation, the HSR Act).

“Assets” means all material properties, assets and rights of any kind, whether tangible or intangible, real or personal, owned, leased or licensed by the Company or any Company Subsidiary or in which the Company or any Company Subsidiary has an interest (in each case, solely to the extent of the Company’s or the Company Subsidiaries’ interest therein).

“Benefit Arrangement” means any employment, consulting, severance or other similar contract, arrangement or policy (written or oral) and each plan, arrangement, program, agreement or commitment (written or oral) providing for insurance coverage (including any self-insurance arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, life, health or accident benefits (including any “voluntary employees’ beneficiary association” as defined in Section 501(c)(9) of the Code providing for the same or other benefits) or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights, restricted stock, stock purchases or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not a Welfare Plan, Pension Plan or Multiemployer Plan, (ii) is entered into, maintained, contributed to or required to be contributed to, as the case may be, by the Company or any ERISA Affiliate of the Company or under which the Company or any ERISA Affiliate of the Company may incur any liability (including any contingent liability) and (iii) covers any current or former director, consultant or employee of the Business, the Company or any ERISA Affiliate of the Company (with respect to their relationship with any such entity).

“Books and Records” means all books of account, ledgers, general, financial, legal, regulatory, Tax, accounting, personnel and employment records, files, customers’ and suppliers’ lists, sales and promotional literature, correspondence, manuals, data, papers and other information, whether in hard copy or computer or other format, pertaining to the Company, any Company Subsidiary or the Business.

“Business” means the business of the Company and the Company Subsidiaries, taken as a whole, as such business is conducted as of the date hereof.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Cincinnati, Ohio or New York, New York.

“Cash Component” means, as of the Effective Time, (A) in the case of the Company and the Company Subsidiaries (excluding the Chilean JV and its Subsidiaries), the aggregate amount of cash and cash equivalents held by the Company and the Company Subsidiaries (excluding the Chilean JV and its Subsidiaries), at such time; and (B) in the case of the Chilean JV and its Subsidiaries, the aggregate amount of cash and cash equivalents held by the Chilean JV and its Subsidiaries at such time.

“Chilean GAAP” means generally accepted accounting principles in Chile consistently applied.

“Chilean JV” means CM Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands.

“Chilean JV Indemnifiable Loss” means any Loss indemnifiable under Article VIII to the extent arising out of, resulting from or related to the Chilean JV or any of its Subsidiaries or their respective businesses.

“Chilean JV Interests” means all of the outstanding Equity Securities of the Chilean JV owned by DLJ.

“Closing Date Net Indebtedness” has the meaning set forth in Section 1.1-A of the Company Disclosure Letter.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Indemnification Cap” shall have the meaning set forth in Section 8.2(d)(iv) of the Company Disclosure Letter.

“Company Closing Consideration” means the Company Closing Stock Consideration plus the Company Closing Cash Consideration.

“Company Closing Cash Consideration” means cash payable in immediately available funds equal to the number of Excess Shares multiplied to the MCC Stock Price as of the Closing Date.

“Company Closing Stock Consideration” means such number of MCC Shares equal to (a) (i) Three Hundred Twenty-Nine Million, Three Hundred Forty-Two Thousand, Five Hundred United States Dollars (US$329,342,500), minus (ii) the Estimated Company Closing Date Net Indebtedness, minus (iii) fifty percent (50%) of the Estimated Chilean JV Closing Date Net Indebtedness, divided by (b) the Issue Price; provided that the number of MCC Shares constituting the Company Closing Stock Consideration shall be reduced to the extent of any Excess Shares.

“Company Disclosure Letter” means the letter, dated as of the date hereof, delivered by the Company to MCC prior to the execution of this Agreement and identified as the Company Disclosure Letter.

“Company Indemnity Escrow Shares” shall mean a number of MCC Shares equal to (i) Five Million Dollars ($5,000,000) divided by (ii) the Issue Price.

“Company Indemnifiable Loss” means any Loss indemnifiable under Article VIII to the extent not constituting a Chilean JV Indemnifiable Loss or a DLJ Indemnifiable Loss.

“Company Stock” means the issued and outstanding common stock of the Company, par value $0.0001 per share.

“Company Stockholders” means the holders of record of Company Stock immediately prior to the Effective Time.

“Company Subsidiary” means each Subsidiary of the Company, including without limitation, each of the Subsidiaries of the Company set forth on Section 4.1 of the Company Disclosure Letter (including without limitation the Chilean JV and any Subsidiary of the Chilean JV).

“Confidentiality Agreement” means that certain Confidentiality and Non-Disclosure Agreement between the Company and MCC dated June 9, 2011, as amended and as joined by Diamond Castle Holdings, LLC pursuant to letter agreement dated July 12, 2011.

“Contract” means any agreement, contract, lease, note, loan, evidence of Indebtedness, purchase order, letter of credit, franchise agreement, undertaking, covenant not to compete, employment agreement, license, instrument, obligation, commitment, insurance policy, purchase and sale order, quotation or other executory commitment to which the Company or any Company Subsidiary is a party, whether oral or written, and which pursuant to its terms has not expired, terminated or been fully performed by the parties thereto (in each case with no further effect).

“Credit Agreements” means: (i) First Lien Credit Agreement, dated May 27, 2011, by and between Adhesion Intermediate Holdings, Inc., LabelCorp Holdings, Inc., Bank of America, N.A., Deutsche Bank Trust Company Americas, ING Capital LLC, The Other Financial Parties Hereto (as defined therein), Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities, Inc. and (ii) Second Lien Credit Agreement, dated May 27, 2011, by and between Adhesion Intermediate Holdings, Inc., LabelCorp Holdings, Inc., Bank of America, N.A., Deutsche Bank Trust Company Americas, The Other Financial Parties Hereto (as defined therein), Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities, Inc.”

“Diamond Castle Entities” means Diamond Castle Partners IV, L.P., a Delaware limited partnership, Diamond Castle Partners IV-A, L.P., a Delaware limited partnership, and Deal Leaders Fund, L.P., a Delaware limited partnership.

“DLJ Adjustment Escrow Deposit” shall mean an amount equal to One Million Two Hundred Fifty Thousand Dollars ($1,250,000).

“DLJ Closing Consideration” means an amount in immediately available funds equal to (a) Twenty-Six Million, Seven Hundred Fifty-Two Thousand, Five Hundred United States Dollars (US$26,752,500) minus (b) fifty percent (50%) of the Estimated Chilean JV Closing Date Net Indebtedness.

“DLJ Escrow Fund” has the meaning set forth in the Escrow Agreement.

“DLJ Indemnifiable Loss” means any Loss indemnifiable under Article VIII to the extent arising out of, resulting from or related to (i) any representation or warranty made by DLJ with respect to itself or the Chilean JV Interests, excluding any representation or warranty with respect to the Chilean JV itself or its Subsidiaries or their respective businesses (in respect of which any indemnifiable Loss shall be deemed to be a Chilean JV Indemnifiable Loss) and (ii) the covenants and agreements of DLJ hereunder, except for any covenant or agreement to cause the Chilean JV to take, or refrain from taking, any action (in respect of which any indemnifiable Loss shall be deemed to be a Chilean JV Indemnifiable Loss).

“DLJ Indemnity Escrow Deposit” shall mean an amount equal to Two Million Five Hundred Thousand Dollars ($2,500,000), subject to adjustment pursuant to the Escrow Agreement.

“Employee Plans” means all Benefit Arrangements, Pension Plans and Welfare Plans that cover any current or former employee, director or independent contractor of the Company or the Company Subsidiaries or with respect to which the Company or the Company Subsidiaries may incur any liability (including any contingent liability).

“Encumbrance” means, with respect to any property or asset, any material claim, lien, pledge, charge, easement, security interest, deed of trust, mortgage, right-of-way, encroachment, building or use restriction, restriction on transfer or other encumbrance in respect of such property or asset.

“Environmental Claim” means any Action, notice of violation or liability, consent order, consent decree, governmental investigation or written notice by any Person alleging potential liability arising out of, based on or resulting from (i) the presence or Release of any Hazardous Substances, or (ii) any violation or alleged violation of or any liability or alleged liability under any Environmental Law (as defined below).

“Environmental Laws” means any applicable Law concerning: (i) protection of the environment, including related to pollution, contamination, cleanup, preservation or protection of the environment, and reclamation; (ii) human health as it relates to exposure of employees and other persons to any Hazardous Substances; and (iii) any Release or threatened Release of any Hazardous Substance, including investigation, monitoring, clean up, removal, treatment, or any other action to address such Release or threatened Release.

“Equity Securities” of any Person means (i) shares of capital stock, limited liability company interests, partnership interests or other equity securities of such Person, including, with respect to the Company, the Company Stock, (ii) subscriptions, calls, warrants, options or commitments of any kind or character relating to, or entitling any Person to purchase or otherwise acquire, any capital stock, limited liability company interests, partnership interests or other equity securities of such Person, (iii) securities convertible into or exercisable or exchangeable for shares of capital stock, limited liability company interests, partnership interests or other equity securities of such Person and (iv) equity equivalents, interests in the ownership or earnings of, or equity appreciation, phantom stock or other similar rights of, or with respect to, such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person which is (or at any relevant time was) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with, or otherwise required to be aggregated with, any other Person as set forth in Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means such third-party escrow agent mutually agreeable to MCC and the Company.

“Escrow Agreement” means that certain Escrow Agreement, substantially in the form attached as Exhibit A hereto, to be entered into as of the Closing Date by and among the Escrow Agent, MCC and the Stockholders’ Representative.

“Excess Shares” means such number of MCC Shares constituting the Company Closing Stock Consideration issuable hereunder (without regard to the proviso contained in the definition thereof) and, if applicable, including any additional MCC Shares issuable by MCC pursuant to clause (y) of Section 2.14(c) (without giving effect to the limitation thereof regarding Excess Shares) which would result in the issuance by MCC hereunder of any MCC Shares in excess of 19.9% of the lesser of (a) the number of MCC Shares issued and outstanding as of the close of business two Business Days prior to the Closing Date and (b) the number of MCC Shares outstanding immediately prior to giving effect to the Closing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Facility” means any real property or facility owned, leased, operated or used by the Company or any Company Subsidiary, in each case, as of the date hereof.

“GAAP” means United States generally accepted accounting principles consistently applied.

“General York Escrow Fund” has the meaning set forth in the Escrow Agreement.

“Governing Documents” means with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the articles of organization and operating agreement; (e) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) other agreements or documents relating to the creation, formation or organization of such entity; and (g) any amendment or supplement to any of the foregoing.

“Governmental Authority” means any government, any governmental entity, department, commission, board, agency or instrumentality, and any court, tribunal, or judicial or arbitral body, whether federal, state, local or foreign and any body exercising or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or Taxing authority or power.

“Governmental Order” means any order, judgment, injunction, decree, ruling, assessment, writ, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Substances” means any wastes, substances, products, pollutants or materials, whether solid, liquid or gaseous, that (i) is or contains asbestos, polychlorinated biphenyls, radioactive materials, oil, petroleum or any breakdown constituents or fraction thereof, (ii) requires removal, remediation or reporting under, or is otherwise regulated pursuant to, any Environmental Law, or is defined, listed or identified as a “contaminant”, “pollutant”, “toxic substance”, “toxic material”, “hazardous material”, “hazardous waste” or “hazardous substance” or words of similar meaning and regulatory effect thereunder or (iii) is toxic, explosive, corrosive, flammable, reactive, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and regulated under applicable Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Improvements” means any buildings, facilities, other structures and improvements, building systems, storage tanks and fixtures located on or under the Real Property.

“Indebtedness” means (i) indebtedness of the Company or any Company Subsidiary for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (ii) obligations of the Company or any Company Subsidiary (for the reimbursement of an obligor or otherwise) evidenced by bonds, notes, debentures, letters of credit, banker’s acceptance or similar instruments or transactions, in each case only to the extent such instrument is drawn upon, (iii) obligations of the Company or any Company Subsidiary under, or in respect of, capitalized leases, (iv) obligations of the Company or any Company Subsidiary under conditional sale, title retention or similar agreements or arrangements creating an obligation of the Company or any Company Subsidiary with respect to the deferred purchase price of property (other than customary trade credits), (v) interest rate and currency swaps, hedges or similar arrangements that are “out of the money” and (vi) all obligations of the Company or any Company Subsidiary to guarantee any of the foregoing types of obligations on behalf of any Person other than the Company or any Company Subsidiary.

“Indemnification Cap” shall have the meaning set forth in Section 8.2(d)(iii) of the Company Disclosure Letter.

“Indemnifying Company Stockholder” means each Company Stockholder that is not, nor could become, a holder of Company Dissenting Shares.

“Intellectual Property” means all (i) domestic and foreign trademarks, service marks, logos, corporate names, trade names or trade dress, (ii) registrations and pending applications for any of the foregoing, (iii) patents and copyrights, and pending applications therefor and (iv) data, software, trade secrets, designs, technology, know-how, methods and other proprietary rights, whether or not registered.

“Inventory” means all of the inventory held by the Company and each Company Subsidiary for resale, and all of the Company’s and the Company Subsidiaries’ raw materials, works in process, finished products and supply and packaging items, and similar items, in each case wherever the same may be located.

“Investor Rights Agreement” means that certain Investor Rights Agreement, substantially in the form attached as Exhibit B hereto, to be entered into as of the Closing Date by and among MCC and certain other parties thereto.

“Investors’ Shareholders Agreement” means the Amended and Restated Investors’ Shareholders Agreement dated as of December 29, 2008 among the Company, certain Affiliates of the Diamond Castle Entities and the other Company Stockholders party thereto.

“IRS” means the United States Internal Revenue Service.

“Issue Price” means Twenty-Four Dollars ($24.00).

“Knowledge” or “Known” means, with respect to DLJ, the Company or any Company Subsidiary, the actual collective knowledge (as of the date hereof) of the individuals listed in Section 1.1-E of the Company Disclosure Letter, and, with respect to MCC, the actual collective knowledge (as of the date hereof) of the individuals listed in Section 1.1-A of the MCC Disclosure Letter.

“LabelCorp Holdings” means LabelCorp Holdings, Inc. a Delaware corporation.

“Law” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, injunction, decree, treaty or rule of common law and all other provisions having the force or effect of law.

“Leased Real Property” means all leasehold or subleasehold estates of the Company or any Company Subsidiary related to the rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property that is used for the manufacturing or production of products of the Company or any Company Subsidiary or which is otherwise material to the Business.

“Lenders” means the lenders under the MCC Credit Agreement Amendment.

“Licenses” means all of the licenses, permits, negotiations, consents, certificates, registrations, exemptions, and other governmental approvals or authorizations required for the ownership, leasing or operation of the Assets or the Business as conducted as of the date of this Agreement.

“Listing Representations” means the representations and warranties of the Company and DLJ set forth in: Section 4.7 (Absence of Certain Changes or Events); the first two sentences of Section 4.10 (Licenses); Section 4.11(a) (Material Contracts); the first sentence of Section 4.15(a) (Intellectual Property Rights); the first sentence of Section 4.16(a) (U.S. Plans); the first sentence of Section 4.16(f) (International Plans); and the first sentence of Section 4.20(a) (Insurance).

“Losses” of a Person means any and all losses, liabilities, damages, claims, awards, judgments, out-of-pocket costs and expenses (including, without limitation, reasonable accountants’ and attorneys’ fees) actually suffered or incurred by such Person, in each case net of any insurance proceeds or proceeds from third parties actually received by such Person with respect to such losses, liabilities, damages, claims, awards, judgments, costs and expenses.

“Management Shareholders Agreement” means the Amended and Restated Management Shareholders Agreement dated as of December 29, 2008 among the Company, certain Affiliates of the Diamond Castle Entities and the “Management Shareholders” party thereto.

“Material Adverse Effect” or “Material Adverse Change” or a similar phrase means any material adverse effect on or material adverse change with respect to (i) the business, operations, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company or DLJ to consummate the transactions contemplated hereby; other than (in each case of (i) and (ii)) any effect or change arising out of or resulting from (a) any change in applicable accounting principles or any adoption, proposal, implementation or change in Law (including any Law in respect of Taxes) or any interpretation thereof by any Governmental Authority; (b) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general global, national or regional economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (c) any change generally affecting the industries or market sectors in which the Company and the Company Subsidiaries (taken as a whole) operate; (d) any change resulting from or arising out of hurricanes, earthquakes, floods, or other natural disasters; (e) the announcement of this Agreement or the transactions contemplated hereunder; (f) the failure of the Company or one or more of the Company Subsidiaries to meet any internal or public projections, forecasts or estimates of performance, revenues or earnings (it being understood that the facts and circumstances contributing to such failure may constitute or contribute to a Material Adverse Effect or Material Adverse Change); (g) any actions (or the effects of any action) taken (or omitted to be taken) upon the written request or instruction of, or with the written consent of, MCC or (h) any action (or the effects of any action) taken (or omitted to be taken) by DLJ, the Company or any Company Subsidiary as required pursuant to this Agreement; except in the case of the foregoing clauses (a) through (d), to the extent the Company and the Company Subsidiaries are disproportionately adversely affected by such effect or change as compared to other similar participants in the industries in which they operate.

“MCC Credit Agreement” means the Credit Agreement, dated as of February 29, 2008 (as amended prior to August 13, 2011), by and among the Borrowers, the lenders parties thereto, the Australian Administrative Agent and the Administrative Agent (as such terms are defined therein), together with the other Loan Documents (as such term is defined therein) relating thereto.

“MCC Disclosure Letter” means the letter, dated as of the date hereof, delivered by the MCC to the Company and DLJ prior to the execution of this Agreement and identified as the MCC Disclosure Letter.

“MCC Material Adverse Effect” or “MCC Material Adverse Change” or a similar phrase means any material adverse effect on or material adverse change with respect to (i) the business, operations, assets, liabilities, financial condition or results of operations of MCC and its Subsidiaries, taken as a whole, or (ii) the ability of the MCC or any of its Subsidiaries to consummate the transactions contemplated hereby; other than (in each case of (i) and (ii)) any effect or change arising out of or resulting from (a) any change in applicable accounting principles or any adoption, proposal, implementation or change in Law (including any Law in respect of Taxes) or any interpretation thereof by any Governmental Authority; (b) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general global, national or regional economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (c) any change generally affecting the industries or market sectors in which MCC and its Subsidiaries (taken as a whole) operate; (d) any change resulting from or arising out of hurricanes, earthquakes, floods, or other natural disasters; (e) the announcement of this Agreement or the transactions contemplated hereunder; (f) the failure of MCC or one or more of its Subsidiaries to meet any internal or public projections, forecasts or estimates of performance, revenues or earnings (it being understood that the facts and circumstances contributing to such failure may constitute or contribute to an MCC Material Adverse Effect or an MCC Material Adverse Change); (g) any actions (or the effects of any action) taken (or omitted to be taken) upon the written request or instruction of, or with the written consent of, the Company or (h) any action (or the effects of any action) taken (or omitted to be taken) by the MCC or any of its Subsidiaries as required pursuant to this Agreement; except in the case of the foregoing clauses (a) through (d), to the extent MCC and its Subsidiaries are disproportionately adversely affected by such effect or change as compared to other similar participants in the industries in which they operate.

“MCC Representatives” means MCC’s Affiliates, the Lenders, any prospective lenders under any Alternate Debt Financing, and their respective directors, officers, employees, agents and representatives.

“MCC Shares” means shares of common stock, no par value, of MCC.

“MCC Stock Price” as of any date, means the average of the daily volume weighted average prices per MCC Share on The NASDAQ Stock Market (or on the principal exchange on which the MCC Shares are then traded or quoted) for each of the thirty (30) consecutive days on which The NASDAQ Stock Market (or such other exchange) is open for trading immediately prior to such date (as reported by NASDAQ, or if unavailable, by another authoritative source).

“MCC Subsidiary” means each Subsidiary of MCC.

“Multiemployer Plan” means any “multiemployer plan,” as defined in Section 4001(a)(3) or 3(37) of ERISA.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of the Company Subsidiaries.

“Owned Site” means the Facility located at 1800 NW Vivion Road, Northmoor, Missouri.

“Pension Plan” means (a) any “employee pension benefit plan” as defined in Section 3(2) of ERISA (other than a Multiemployer Plan) (i) which the Company or any ERISA Affiliate of the Company maintains, administers, contributes to or is required to contribute to, or, within the six (6) years prior to the Closing Date, maintained, administered, contributed to or was required to contribute to, or under which the Company or any Company Subsidiary may incur any liability (including any contingent liability) and (ii) which covers any current or former officer, director, consultant or employee of the Company or any ERISA Affiliate of the Company (with respect to their relationship with any such entity) and (b) any pension plan that has been registered under the Income Tax Act (Canada) or under applicable pension standards legislation which, for greater certainty, does not include a “registered retirement savings plan,” as defined in subsection 146(1) of the Income Tax Act (Canada), provided on a group basis.

“PPSA” means the Personal Property Security Act of Ontario and similar legislation in other provinces of Canada.

“Permitted Encumbrances” means (i) liens for Taxes or governmental charges or claims (x) not yet due and payable (or if due and payable, not delinquent) or (y) being contested in good faith, if a reserve or other appropriate provision, if any, as shall be required by GAAP or Chilean GAAP, as applicable, shall have been made therefor, (ii) statutory liens of landlords, liens of carriers, warehouse persons, mechanics and material persons and other liens imposed by Law incurred in the ordinary course of business for sums (x) not yet due and payable (or if due and payable, not delinquent) or (y) being contested in good faith, if a reserve or other appropriate provision, if any, as shall be required by GAAP or Chilean GAAP, as applicable, shall have been made therefor, (iii) in the case of any Asset that represents the right to use property of a third party, Encumbrances created by such third party or that encumber such third party’s interest in such property or created in the instrument establishing the Company’s or the applicable Company Subsidiary’s right to use such property, (iv) UCC-1 and PPSA financing statements by lessors of equipment, (v) any state of facts which an accurate survey or inspection of the Real Property would disclose and which, individually or in the aggregate, do not materially impair the continued use of the Real Property for the purposes for which it is used for the Business, (vi) title exceptions disclosed by any title insurance commitment or title insurance policy for any such Real Property issued by a title company and delivered or otherwise made available to MCC prior to the date hereof and which, individually or in the aggregate, do not materially impair the continued use of the Real Property for the purposes for which it is used for the Business, (vii) other defects, irregularities or imperfections of title, encroachments, easements, servitudes, permits, rights of way, flowage rights, restrictions, leases, licenses, covenants, sidetrack agreements and oil, gas, mineral and mining reservations, rights, licenses and leases, which, in each case, do not materially impair the continued use of the Real Property for the purposes for which it is used for the Business, (viii) liens incurred or deposits made in connection with workers’ compensation, unemployment insurance and other similar types of social security programs or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, in each case in the ordinary course of business, consistent with past practice, (ix) easements, rights-of-way, restrictions and other similar charges or other Encumbrances, in each case that do not materially interfere with the ordinary conduct of the Business, (x) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authorities having jurisdiction over the applicable Real Property, (xi) all rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above the applicable Real

Property or Leased Real Property, (xii) any Encumbrances arising under, or related to, the Credit Agreements; (xiii) Encumbrances securing capital lease obligations reflected or disclosed in the Financial Statements or entered into in the ordinary course of business after the date of the most recent Financial Statements; (xiv) Encumbrances arising out of conditional sale, title retention, consignment or similar arrangements entered into in the ordinary course of business; (xv) all matters disclosed in Section 1.1-F of the Company Disclosure Letter and (xvi) Encumbrances that, individually or in the aggregate, do not, and would not reasonably be expected to, materially interfere with the use of the Assets in the Business.

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, trust or other organization or entity, or any Governmental Authority.

“Personnel” means all employees, officers, directors and independent contractors of, employed by or contracting with, the Company or the Business.

“Previously Disclosed” means (i) any written or other documentary information contained in the virtual data room made available to MCC and the MCC Representatives containing documents and information relating to, among other things, the Company and the Company Subsidiaries, the Business and the Chilean JV from the period of time beginning as of 11:59 a.m. (New York time) on the date that is two (2) calendar days prior to the date of this Agreement and remained accessible in the virtual data room through the effective time of the execution of this Agreement; and (ii) the information listed in Section 1.1-G of the Company Disclosure Letter, in each case so long as the relevance of such matter is reasonably apparent from such document or information.

“Pro Rata Share” means, with respect to each Company Stockholder, the product (expressed as a percentage) of (A) one hundred (100) multiplied by (B) the quotient obtained by dividing (x) the total number of shares of Company Stock held by such Company Stockholder immediately prior to the Effective Time by (y) the total number of shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than Company Stock held in the Company’s treasury and Company Dissenting Shares).

“Qualifying Loss” shall have the meaning set forth in Section 8.2(d)(i) of the Company Disclosure Letter.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, pouring, emptying, escaping, dumping, placing, discarding, abandonment, movement or migration of Hazardous Substances, whether sudden or non-sudden and whether accidental or non-accidental, or any “release”, “emission” or “discharge” as those terms are defined pursuant to any applicable Environmental Law.

“Revolving Credit Agreement” means the revolving credit agreement listed on Section 1.1-H of the Company Disclosure Letter.

“Rule 144” means such rule promulgated under the Securities Act (or any successor provision), as the same shall be amended from time to time.

“Special Environmental Escrow Shares” shall mean a number of MCC Shares equal to (i) One Million Dollars ($1,000,000) divided by (ii) the Issue Price

“Special Environmental Escrow Fund” has the meaning set forth in the Escrow Agreement.

“Special Indemnification Matters” means (i) the failure or inability of the Company or any Company Subsidiary to have any of the Licenses required under applicable Environmental Laws as of the Closing Date and set forth on Section 6.1(b) of the Company Disclosure Letter, (ii) any Environmental Claims related to those matters with respect to which the Company or any Company Subsidiary is a potentially responsible party and which are listed on Section 8.2(a)(iv) of the Company Disclosure Letter, (iii) those matters set forth under the heading “Potential Claims” under Section 4.8 of the Company Disclosure Letter, or (iv) the matter described in item 5 of Section 4.19(c) of the Company Disclosure Letter.

“Special Indemnity Threshold” shall have the meaning set forth in Section 8.2(d)(v) of the Company Disclosure Letter.

“Special Leased Site Environmental Liabilities” means any Losses arising out of or resulting from the presence or Release as of or prior to the Closing Date of Hazardous Substances in, on or under any Facility listed on Section 8.2(a)(v) of the Company Disclosure Letter, and with respect to which Facility MCC or its applicable Subsidiary shall have delivered prior to the second anniversary of the Closing Date an irrevocable notice to the landlord terminating its lease of such Facility, solely to the extent such Losses arise out of or result from (i) a claim by the lessor of such Facility (whether arising under the lease with respect to such Facility, in tort or otherwise), (ii) a remediation obligation under Environmental Law resulting from the termination by MCC or its applicable Subsidiary of the lease of the applicable MCC Subsidiary with respect to such Facility and (iii) a claim by any Person (other than MCC and its Subsidiaries) arising out of the migration of such Hazardous Substances to real property owned by such Person or with respect to which such Person has a legal right (whether arising in contract, tort or otherwise).

“Special Owned Site Environmental Liabilities” means, with respect to the Owned Site, any Losses arising out of the Remediation Obligations; provided, that such Losses shall not exceed the Final Remediation Expense plus any such Losses incurred prior to the determination of the Final Remediation Expense and not taken into account in such calculation.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” of any Person means any other Person (i) of which such first Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the stock or other Equity Securities of such other Person, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of, or otherwise control the business and affairs of, such other Person or (ii) the operations of which are consolidated with such first Person, pursuant to GAAP, for financial reporting purposes.

“Stockholder Letter Agreement” means the Stockholder Letter Agreement, substantially in the form attached as Exhibit C hereto, to be entered into as of the Closing Date by and between MCC and the Diamond Castle Entities.

“Stockholders’ Representative” means Diamond Castle Partners IV, L.P., a Delaware limited partnership.

“Takeover Laws” means “moratorium,” “control share acquisition,” “business combination,” “fair price” or any other form of anti-takeover Laws of any jurisdiction that may purport to be applicable to MCC, Newco, DLJ, the Company or any of their respective Affiliates as a result of this Agreement or the transactions contemplated hereby (including the Merger), including Section 1704.02 of the Ohio Revised Code and, if applicable, Section 1701.831 of the Ohio Revised Code.

“Tax” or “Taxes” means any federal, state, local or foreign net or gross income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, customs or import duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, offer, registration, value added, petroleum, alternative or add-on minimum (including taxes under Section 59A of the Code), estimated or other tax, governmental fee or like assessment or charge of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Threshold Amount” shall have the meaning set forth in Section 8.2(d)(ii) of the Company Disclosure Letter.

“Transaction Related Expenses” means the (i) fees, expenses and disbursements of counsel to DLJ, the Company, its stockholders or any of their independent accountants, investment bankers, financial advisors or other advisors in connection with the transactions contemplated hereby to the extent payable by the Company and (ii) the aggregate amount of any and all stay bonuses, transaction completion bonuses or other similar payment made or entered into in contemplation of the transactions contemplated by this Agreement or otherwise required to be made to employees of the Business as a result of the transactions contemplated hereby (including the aggregate of all such amounts due pursuant to those Contracts set forth on Section 1.1-G of the Company Disclosure Letter).

“US MCC Employees” means MCC Personnel who are located in the United States.

“US Company Employees” means Personnel who are located in the United States.

“Welfare Plan” means any “employee welfare benefit plan” as defined in Section 3(1) of ERISA, (a) which the Company or any Company Subsidiary maintains, administers, contributes to or is required to contribute to, or under which the Company may incur any liability (including any contingent liability) and (b) which covers any current or former director, consultant or employee of the Company or any Company Subsidiary (with respect to their relationship with any such entity).

1.2 Other Defined Terms.

The following terms have the meanings defined for such terms in the Sections set forth below:

Term	Section

Adjustment Amount	2.14(c)

Agreement	Preamble

Alternate Debt Financing	6.10(b)

Auditor	2.14(b)

CERCLA	4.18

Certificate of Merger	2.1

Chilean JV Closing	3.1(a)

Chilean JV Closing Balance Sheet	2.14(a)

Chilean JV Closing Date Net Indebtedness	2.14(a)

Claim	8.2(c)

Claim Notice	8.2(c)

Closing	2.2(c)

Closing Balance Sheets	2.14(a)

Closing Date	2.2(c)

Closing Date Consideration Calculation Certificate	2.2(a)

Company	Preamble

Company Closing Balance Sheet	2.14(a)

Company Closing Date Net Indebtedness	2.14(a)

Company Dissenting Shares	2.7

Company Indemnity Agreement	6.8(a)

Company MEIP	2.9

Company Options	2.9

Company Property	4.12

Company Securities	4.3(b)

Company Stock Certificates	2.8

Company Stockholder Consent	Recitals

Debt Financing	5.12(a)

Deficit Amount	2.14(c)(3)

Deficit Shares	2.14(c)(3)

Determination Date	2.14(b)

DLJ	Preamble

DLJ Adjustment Amount	3.2

DLJ Deficit Amount	3.2

DLJ Deficit Shares	3.2

DLJ Increase Amount	3.2

D&O Insurance	6.8(c)

Effective Time	2.1

Environmental Engineer	6.15

Environmental Tests	8.3(f)

Estimated Chilean JV Closing Balance Sheet	2.2(a)

Estimated Chilean JV Closing Date Net Indebtedness	2.2(a)

Estimated Company Closing Balance Sheet	2.2(a)

Estimated Company Closing Date Net Indebtedness	2.2(a)

Estimated Remediation Expense	6.15

Final Chilean JV Closing Date Net Indebtedness	2.14(b)

Final Company Closing Date Net Indebtedness	2.14(b)

Financial Statements	4.6(a)

Increase Amount	2.14(c)(1)

Indemnified D&O Parties	6.8(a)

Initial Excess Deficit Amount	2.14(c)(3)

International Plan	4.16(f)

Last Company Audited Balance Sheet	4.6(a)

Letter of Transmittal	2.6(b)

Material Contracts	4.11(a)

Maturity Date	3.1(d)

MCC	Preamble

MCC Credit Agreement Amendment	5.12(a)

MCC Indemnified Parties	8.2(a)

MCC SEC Reports	5.5(a)

MCC Securities	5.3(b)

Merger	2.1

Merger Consideration	2.6(b)

Merger Shares	2.6(b)

Newco	Recitals

New Debt Financing Commitment	6.10(b)

Phase II Subsurface Investigaton	6.15

Related Party Transaction	4.22

Remaining Excess Deficit Amount	2.14(c)(3)

Remediation Obligations	6.15

Representative	4.27

SEC	5.5(a)

Stockholder Indemnified Parties	8.2(b)

Surviving Company	2.1

Third Party Notice	8.2(c)

US Plans	4.16(a)

1.3 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article”, “Section”, “Schedule” or “Exhibit” refer to the specified Article or Section of, or Schedule or Exhibit to, this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) References to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) References to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against either party.

(e) The annexes, schedules and exhibits to this Agreement are a material part hereof and shall be treated as if fully incorporated into the body of the Agreement.

(f) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified and shall be counted beginning with the day immediately following the date from which such number of days are to be counted.

(g) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h) “Dollar” or “$” means United States Dollars, unless otherwise expressly indicated.

ARTICLE II

MERGER

2.1 The Merger. Upon and subject to the terms and conditions of this Agreement, the Company shall merge with and into Newco (with such merger referred to herein as the “Merger”) at the Effective Time (as defined below). From and after the Effective Time, the separate corporate existence of the Company shall cease and Newco shall continue as the surviving entity in the Merger (the “Surviving Company”) and shall succeed to and assume all the rights and obligations of the Company in accordance with the Delaware General Corporation Law and the Delaware Limited Liability Company Act. The “Effective Time” shall be the time at which the Surviving Company files a certificate of merger or other appropriate documents prepared and executed in accordance with Section 264(c) of the Delaware General Corporation Law and Section 18-209(c) of the Delaware Limited Liability Company Act (the “Certificate of Merger”) with the Secretary of State of the State of Delaware. The Merger shall have the effects set forth in Section 259 of the Delaware General Corporation Law and Section 18-209 of the Delaware Limited Liability Company Act.

2.2 The Closing.

(a) At least four (4) Business Days prior to the Closing, the Company (and with respect to the Estimated Chilean JV Closing Balance Sheet and the Estimated Chilean JV Closing Date Net Indebtedness, the Company and DLJ) shall:

(1) prepare and deliver to MCC (i) an estimated balance sheet of the Company as of the Closing Date (the “Estimated Company Closing Balance Sheet”), which shall reflect the Company’s best estimate of the assets and liabilities of the Company as of immediately prior to the Effective Time, prepared in accordance with the standards for the preparation of the Company Closing Balance Sheet set forth in Section 2.14(a) and (ii) an estimated balance sheet of the Chilean JV as of the Closing Date (the “Estimated Chilean JV Closing Balance Sheet”), which shall reflect the Company’s and DLJ’s best estimate of the assets and liabilities of the Chilean JV as of immediately prior to the Effective Time, prepared in accordance with the standards for the preparation of the Chilean JV Closing Balance Sheet set forth in Section 2.14(a);

(2) prepare and deliver to MCC a certificate signed by the chief financial officer or other executive officer of the Company and the Chilean JV (the “Closing Date Consideration Calculation Certificate”) setting forth (y) based on the definition of Closing Date Net Indebtedness contained herein, the Company’s, and with respect to the Chilean JV, the Company’s and DLJ’s best estimate of (A) the Closing Date Net Indebtedness for the Company and the Company Subsidiaries (excluding the Chilean JV and its Subsidiaries) (the “Estimated Company Closing Date Net Indebtedness”) and (B) the Chilean JV Closing Date Net Indebtedness for the Chilean JV and its Subsidiaries (the “Estimated Chilean JV Closing Date Net Indebtedness”) and (z) taking into consideration the Estimated Company Closing Date Net Indebtedness and the Estimated Chilean JV Closing Date Net Indebtedness, a calculation of the Company Closing Stock Consideration (without giving effect to the proviso in the definition thereof regarding Excess Shares) and the DLJ Closing Consideration.

(b) On the Business Day prior to the Closing Date, MCC shall prepare in good faith and deliver to the Company a certificate signed by the chief financial officer or other executive officer of MCC setting forth (y) the number of MCC Shares issued and outstanding as of the close of business two Business Days prior to the Closing Date, and (z) based on such amount and the amounts set forth in the Closing Date Consideration Calculation Certificate, a calculation of the number of MCC Shares to be included in the Company Closing Stock Consideration, the number of Excess Shares, if any, and the amount of the Company Closing Cash Consideration, if any.

(c) Subject to the terms and conditions of this Agreement, the Merger contemplated hereby shall take place at a closing (the “Closing”) to be held at 10:00 a.m., local time on the third (3rd) Business Day following the satisfaction or waiver of all conditions to the obligations of the parties set forth in Article VII (other than those conditions which are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), but not before October 3, 2011, at the offices of Keating Muething & Klekamp PLL, or at such other time or on such other date or at such other place as the Company and MCC may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

2.3 Actions at the Closing of the Merger. At the Closing of the Merger:

(a) the Surviving Company shall file with the Secretary of State of the State of Delaware the Certificate of Merger;

(b) MCC shall deliver (i) certificates (or, at the option of MCC, evidence of shares in book-entry form) for the Merger Shares (as defined in Section 2.6(b) below) to each Company Stockholder entitled to receive such Merger Shares pursuant to Section 2.6, but excluding such Company Stockholder’s Pro Rata Share of the Company Indemnity Escrow Shares, Special Environmental Escrow Shares and Adjustment Company Escrow Deposit; and (ii) a payment in cash (either in the form of an MCC company check or by wire transfer of immediately available funds to an account designated by the applicable Company Stockholder) to each Company Stockholder entitled to receive a portion of the Company Closing Cash Consideration, if any, in the amount set forth in Section 2.6; and

(c) MCC shall deposit on behalf of the Company Stockholders the Company Indemnity Escrow Shares, Special Environmental Escrow Shares and Adjustment Company Escrow Deposit with the Escrow Agent pursuant to the terms of the Escrow Agreement. The Company Indemnity Escrow Shares, Special Environmental Escrow Shares and Adjustment Company Escrow Deposit (to the extent consisting of MCC Shares) shall, at the option of MCC, be issued in either certificated or book-entry form in the name of the Escrow Agent.

2.4 Additional Action. The Surviving Company may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of the Company, in order to consummate the transactions contemplated by this Agreement.

2.5 Restricted Securities. The parties acknowledge and agree that the MCC Shares to be issued pursuant to this Agreement will not be registered under the Securities Act, or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering. Each certificate representing shares of MCC Shares covered by this Agreement (if such shares are certificated) shall be stamped or otherwise imprinted with a legend in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED

UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES OR BLUE SKY LAWS. THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT OR LAWS.

In the event that any of the MCC Shares to be issued pursuant to this Agreement (i) become registered under the Securities Act or (ii) are eligible to be transferred without restriction in accordance with Rule 144 or another exemption from registration under the Securities Act, MCC shall issue new certificates or other instruments representing such MCC Shares, which shall not contain the legend in this Section 2.5 and shall instruct its transfer agent to make any necessary notations in the share register book of MCC to reflect the removal of such legend; provided such Company Stockholder surrenders to MCC the previously issued certificates or other instruments, if any, together, in the case of clause (ii) of this paragraph, with a customary representation letter or opinion of counsel regarding such Person’s eligibility to sell under Rule 144 or such other exemption.

2.6 Effect of Merger on Company Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any party or the holder of any of the following securities:

(a) Each share of the Company Stock issued and outstanding immediately prior to the Effective Time (other than Company Dissenting Shares (as defined below)) shall be converted into and represent the right to receive (y) a number of MCC Shares equal to (i) the Company Closing Stock Consideration divided by (ii) the total number of shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than Company Stock held in the Company’s treasury), plus (z) the Company Closing Cash Consideration, if any, divided by the total number of shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than Company Stock held in the Company’s treasury);

(b) The Company Stockholders shall be entitled to receive (i) certificates (or, at the option of MCC, evidence of shares in book-entry form) representing the MCC Shares into which their shares of Company Stock were converted pursuant to Section 2.6(a) (the “Merger Shares”) and (ii) a payment in cash (either in the form of an MCC company check or by wire transfer of immediately available funds to an account designated by the applicable Company Stockholder) in the amount of the Company Closing Cash Consideration, if any, into which their shares of Company Stock were converted (together with the Merger Shares, the “Merger Consideration”), upon surrender to MCC or its designated representative of any Company Stock Certificate, together with a letter of transmittal in the form attached hereto as Exhibit D (the “Letter of Transmittal”) duly completed and validly executed in accordance with the instructions thereto. MCC hereby designates the Stockholders’ Representative as its designated representative for purposes of receiving the Letters of Transmittal. If any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such person of a bond, in such reasonable amount as the Surviving Company may determine and direct, as indemnity against any claim that may be made against it with respect to such, the Surviving Company will deliver, in exchange for such lost, stolen or destroyed Company Stock Certificates, the Merger Consideration to which the holder thereof is entitled pursuant to this Agreement. Each Company Stockholder shall have the right to elect to become a party to the Investor Rights Agreement by making an affirmative election to that effect in the Letter of Transmittal. Any Company Stockholder who elects to become a party to the Investor Rights Agreement shall have all the rights and be subject to all the agreements and covenants of “Investors” thereunder.

(c) Each share of Company Stock held in the Company’s treasury immediately prior to the Effective Time shall be cancelled and retired without payment of any consideration therefor.

(d) Notwithstanding anything to the contrary in Section 2.6(a) and Section 2.6(b), each Company Stockholder will be deemed to have received and hereby authorizes MCC to deposit with the Escrow Agent such portion of the Company Closing Consideration equal to such Company Stockholder’s Pro-Rata Share of the Company Indemnity Escrow Shares, the Special Environmental Escrow Shares and the Adjustment Company Escrow Deposit. Such Company Indemnity Escrow Shares, Special Environmental Escrow Shares and Adjustment Company Escrow Deposit shall be deducted from the portion of the Company Closing Consideration such Company Stockholder would otherwise be entitled to receive pursuant to Section 2.6(a) and Section 2.6(b) without any act of any such Company Stockholder.

2.7 Dissenting Shares.

(a) For purposes of this Agreement, “Company Dissenting Shares” means shares of Company Stock held as of the Effective Time by a Company Stockholder who has not voted such shares of Company Stock in favor of the adoption of this Agreement and the Merger or consented thereto in writing and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the Delaware General Corporation Law and not effectively withdrawn or forfeited prior to the Effective Time. Company Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration, unless such Company Stockholder shall have forfeited his, her or its right to appraisal under Section 262 of the Delaware General Corporation Law or properly withdrawn, his, her or its demand for appraisal.

(b) If such Company Stockholder has so forfeited or withdrawn his, her or its right to appraisal of Company Dissenting Shares, then (i) as of the occurrence of such event, such holder’s Company Dissenting Shares shall cease to be Company Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration in respect of such shares of Company Stock pursuant to Section 2.6, and

(ii) promptly following the occurrence of such event, MCC shall deliver to such Company Stockholder a certificate or certificates (or, at the option of MCC, evidence of shares in book-entry form) representing the Merger Shares and a payment in cash (either in the form of an MCC company check or by wire transfer of immediately available funds to an account designated by the applicable Company Stockholder) in the amount of the Company Closing Cash Consideration, if any, to which such holder is entitled pursuant to Section 2.6.

(c) The Company shall give MCC (i) prompt notice of any written demands for appraisal of any shares of Company Stock, withdrawals of such demands, and any other instruments that relate to such demands received by the Company and (ii) the opportunity to confer with the Company regarding all negotiations and proceedings with respect to demands for appraisal under Section 262 of the Delaware General Corporation Law. The Company shall not, except with the prior written consent of MCC, voluntarily make any payment with respect to any demands for appraisal of shares of Company Stock or offer to settle or settle any such demands.

2.8 Fractional Shares. No certificates or scrip representing fractional Merger Shares shall be issued to former Company Stockholders upon the surrender for exchange of certificates, that immediately prior to the Effective Time, represented shares of Company Stock converted into Merger Shares pursuant to Section 2.6 (“Company Stock Certificates”), and such former Company Stockholders shall not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of MCC with respect to any fractional Merger Shares that would have otherwise been issued to such former Company Stockholders. In lieu of any fractional Merger Shares that would have otherwise been issued, each former Company Stockholder that would have been entitled to receive a fractional Merger Share shall, upon proper surrender of such person’s Company Stock Certificates, receive such whole number of Merger Shares as is equal to the precise number of Merger Shares to which such person would be entitled, rounded up or down to the nearest whole number (with a fractional interest equal to .5 rounded to the nearest odd number); provided that each such holder shall receive at least one Merger Share.

2.9 Company Options and Warrants. Prior to the Closing, the Company shall take all action necessary to cause the termination, as of the Effective Time, of any outstanding options to purchase shares of Company Stock (the “Company Options”), including without limitation, those options granted under the Company’s Amended and Restated 2008 Management Equity Incentive Plan (such plan, the “Company MEIP”) that remain unexercised immediately prior to the Effective Time. The Company Options granted under the Company MEIP shall be terminated through at least one of the following methods in accordance with the terms of such Company Options: (i) the Company’s Board of Directors shall determine that the “Fair Market Value” (as defined in the Company MEIP) of a share of Company Stock does not exceed the exercise price of any of the Company Options, or (ii) the Company’s Board of Directors shall provide the holders of the Company Options with a reasonable amount of time (as determined by the Company’s Board of Directors in its sole discretion) to exercise any vested and unexercised

Company Options and resolve that any remaining outstanding Company Options shall terminate and be of no further force and effect immediately prior to the Effective Time.

2.10 Certificate of Formation, Limited Liability Company Agreement, Etc.

(a) The Certificate of Formation of the Surviving Company immediately following the Effective Time shall be the same as the Certificate of Formation of Newco prior to the Effective Time.

(b) The Limited Liability Company Agreement of the Surviving Company immediately following the Effective Time shall be the Limited Liability Company Agreement of Newco prior to the Effective Time.

(c) The principal office of the Surviving Company in the State of Delaware as of the Effective Time shall be 1209 Orange Street, Wilmington, County of New Castle and the name of its registered agent at such address is The Corporation Trust Company.

(d) From and after the Effective Time, the officers of Newco serving immediately prior to the Effective Time, if any, shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

2.11 No Further Rights. From and after the Effective Time, no shares of Company Stock shall be deemed to be outstanding, and holders of Company Stock Certificates shall cease to have any rights with respect thereto, except as provided herein or by Law.

2.12 Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Stock shall thereafter be made. If, after the Effective Time, Company Stock Certificates are presented to MCC they shall be cancelled and exchanged in accordance with Section 2.6, subject to applicable Law in the case of Company Dissenting Shares.

2.13 Withholding Rights. Each of MCC, Newco and the Surviving Company shall be entitled to deduct and withhold from any consideration otherwise payable to any Person (whether in cash or MCC Shares) pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax law (with any MCC Shares withheld valued at the closing price per share as reported on The NASDAQ Stock Market on the trading day preceding the payment). To the extent that such amounts are so withheld and paid over to or deposited with the relevant Governmental Authority by MCC, Newco or the Surviving Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect to which such deduction and withholding was made.

2.14 Company Closing Consideration Adjustment.

(a) On or before the date that is thirty (30) calendar days following the Closing Date, MCC shall prepare and deliver to the Stockholders’ Representative and DLJ (i) a balance sheet of the Company as of immediately prior to the Effective Time (the “Company Closing Balance Sheet”) and a balance sheet of the Chilean JV as of immediately prior to the Effective Time (the “Chilean JV Closing Balance Sheet” and together with the Company Closing Balance Sheet, the “Closing Balance Sheets”), and (ii) a calculation of Closing Date Net Indebtedness for the Company and the Company Subsidiaries (excluding the Chilean JV and its Subsidiaries) (the “Company Closing Date Net Indebtedness”) and for the Chilean JV and its Subsidiaries (the “Chilean JV Closing Date Net Indebtedness”), in each case, based on the Closing Balance Sheets and the definition of Closing Date Net Indebtedness. The Company Closing Balance Sheet shall be prepared from the Books and Records and in accordance with GAAP in a manner consistent with the preparation of the Last Company Audited Balance Sheet, and shall fairly present the financial position of the Company as of immediately prior to the Effective Time, without giving effect to any changes to the balance sheet resulting from the transactions contemplated hereby (including the financing thereof). The Chilean JV Closing Balance Sheet shall be prepared from the Books and Records and in accordance with Chilean GAAP in a manner consistent with the preparation of the most recent audited financial statements of the Chilean JV’s Subsidiaries Cameo Chile, S.A. and Cameo Etiprak, S.A., and shall fairly present the financial position of the Chilean JV as of immediately prior to the Effective Time, without giving effect to any changes to the balance sheet resulting from the transactions contemplated hereby (including the financing thereof). With respect to the calculation of any amount, payment, or claim denominated in any currency other than United States Dollars, the amount of such amount, payment or claims shall be determined by dividing the amount denominated in such currency by the applicable rate published by The Wall Street Journal (Midwest edition) in the “Currencies” section of the Money & Investing on the Closing Date; provided, however, that with respect to any amount denominated in Chilean Pesos, the exchange rate published by the Chilean Central Bank on the date of determination shall apply.

(b) Upon delivery of the Closing Balance Sheets, MCC will provide the Stockholders’ Representative, DLJ and their respective Representatives with reasonable access to the Books and Records of the Company and the Company Subsidiaries to the extent reasonably necessary for the Stockholders’ Representative’s evaluation of the Company Closing Date Net Indebtedness and the Chilean JV Closing Date Net Indebtedness. The Stockholders’ Representative may dispute the calculation of Company Closing Date Net Indebtedness and the Chilean JV Closing Date Net Indebtedness, in each case by notifying MCC of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within thirty (30) calendar days after the Stockholders’ Representative’s receipt of the Closing Balance Sheets; provided that the basis of any such dispute shall be limited to mathematical errors, the failure of any of the

Closing Balance Sheets to be prepared in accordance with the standards set forth in Section 2.14(a), or the failure of Company Closing Date Net Indebtedness or the Chilean JV Closing Date Net Indebtedness to have been calculated in accordance with the respective definitions thereof contained herein. In the event that the Stockholders’ Representative does not provide such a notice of disagreement within such thirty (30) calendar day period, the Stockholders’ Representative shall be deemed to have accepted the calculation of Company Closing Date Net Indebtedness and the Chilean JV Closing Date Net Indebtedness delivered by MCC, which shall then be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, MCC and the Stockholders’ Representative shall use their commercially reasonable efforts for a period of thirty (30) calendar days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the preparation of the Closing Balance Sheets and/or the calculation of Company Closing Date Net Indebtedness or the Chilean JV Closing Date Net Indebtedness. If MCC and the Stockholders’ Representative are unable to resolve such disagreements then, at any time thereafter, either the Stockholders’ Representative or MCC may require that Deloitte & Touche LLP (or such other accounting firm of recognized national standing as may be mutually selected by MCC and the Stockholders’ Representative) (the “Auditor”) shall resolve any remaining disagreements. The Auditor shall determine as promptly as practicable, and in any event within thirty (30) calendar days of the date on which such dispute is referred to the Auditor, whether and to what extent (if any) the calculation of Company Closing Date Net Indebtedness or Chilean JV Closing Date Net Indebtedness requires adjustment. The fees and expenses of the Auditor shall be paid one-half by MCC and one-half by the Stockholders’ Representative. The determination of the Auditor shall be final, conclusive and binding on the parties. The date on which the Company Closing Date Net Indebtedness and the Chilean JV Closing Date Net Indebtedness are finally determined in accordance with this Section 2.14(b) is hereinafter referred to as the “Determination Date.” The Company Closing Date Net Indebtedness as finally determined in accordance with this Section 2.14(b) shall be referred to as the “Final Company Closing Date Net Indebtedness” and the Chilean JV Closing Date Net Indebtedness as finally determined in accordance with this Section 2.14(b) shall be referred to as the “Final Chilean JV Closing Date Net Indebtedness.”

(c) The “Adjustment Amount,” which may be positive or negative, shall mean (A) the Estimated Company Closing Date Net Indebtedness plus fifty percent (50%) of the Estimated Chilean JV Closing Date Net Indebtedness minus (B) the Final Company Closing Date Net Indebtedness plus fifty percent (50%) of the Final Chilean JV Closing Date Net Indebtedness.

(1) If the Adjustment Amount is a positive number (such amount, the “Increase Amount”) then, within five (5) Business Days after the Determination Date, (x) the parties shall cause the Escrow Agent to release to the Company Stockholders (excluding holders of Company Dissenting Shares) their Pro Rata Share of the Adjustment Company Escrow Deposit, (y) MCC shall issue to the

Company Stockholders (excluding holders of Company Dissenting Shares), to the extent not resulting in the issuance of Excess Shares, their Pro Rata Share of a number of MCC Shares equal to the quotient obtained by dividing the Increase Amount by the Issue Price, and (z) to the extent the payment of the Increase Amount in full would result in the issuance of any Excess Shares, their Pro Rata Share of cash in an amount equal to the number of Excess Shares which would otherwise be issued pursuant to clause (y) above (without giving effect to the limitation thereof regarding Excess Shares) multiplied by the MCC Stock Price as of the Effective Time.

(2) If the Adjustment Amount equals zero (0) then, within five (5) Business Days after the Determination Date, the parties shall cause the Escrow Agent to release to the Company Stockholders (excluding holders of Company Dissenting Shares) their Pro Rata Share of the Adjustment Company Escrow Deposit.

(3) If the Adjustment Amount is a negative number (the absolute value of such amount, the “Deficit Amount”) then, within five (5) Business Days after the Determination Date, the parties shall cause the Escrow Agent to release to MCC (w) first, cash out of the Adjustment Company Escrow Deposit equal to the Deficit Amount, (x) second, to the extent the Deficit Amount exceeds the cash portion of the Adjustment Company Escrow Deposit (such deficit, the “Initial Excess Deficit Amount”), such number of MCC Shares constituting the non-cash portion of the Adjustment Company Escrow Deposit equal to the quotient obtained by dividing the Initial Excess Deficit Amount by the Issue Price, (y) third, to the extent the MCC Shares constituting the non-cash portion of the Adjustment Company Escrow Deposit are insufficient to satisfy the Initial Excess Deficit Amount (such deficit, the “Remaining Excess Deficit Amount”), the number of Company Indemnity Escrow Shares equal to the quotient obtained by dividing the Remaining Excess Deficit Amount by the Issue Price. If any Adjustment Company Escrow Deposit remains after satisfaction in full of the Deficit Amount, the parties shall cause the Escrow Agent to release to the Company Stockholders (excluding holders of Company Dissenting Shares) the Adjustment Company Escrow Deposit equal to their Pro Rata Share of the amount of such excess.

(d) Upon determination of the Adjustment Amount in accordance with this Section 2.14, the Stockholders’ Representative and MCC shall each execute joint instructions to the Escrow Agent instructing the Escrow Agent to disburse the Adjustment Company Escrow Deposit, and if required, Company Indemnity Escrow Shares, in accordance with this Section 2.14 and the Escrow Agreement. The Company Closing Consideration shall be deemed to be increased by all MCC Shares issued and cash paid, if any, by MCC to the Company Stockholders pursuant to this Section 2.14, and the Company Closing Consideration shall be deemed to be decreased by all MCC

Shares released to MCC pursuant to this Section 2.14. Any additional MCC Shares issued by MCC pursuant to this Section 2.14 or Adjustment Company Escrow Deposit distributed hereunder shall be allocated to such Company Stockholders who are not holders of Company Dissenting Shares based on their respective Pro Rata Share. To the extent any fractional MCC Shares would be required to be distributed by the Escrow Agent to any Company Stockholders or to MCC under this Section 2.14, the procedures set forth in the Escrow Agreement shall apply. To the extent any fractional MCC Shares would be required to be issued by MCC to the Company Stockholders under this Section 2.14, the procedures set forth in Section 2.8 shall apply mutatis mutandis, such that the number of shares will be adjusted up or down, as applicable.

2.15 Adjustments to Prevent Dilution. If, between the date of this Agreement and the Effective Time, there is a change in the number of outstanding MCC Shares by reason of a reclassification, recapitalization, stock split, split-up, stock dividend, combination or exchange of shares with respect to, or rights issued in respect of, MCC Shares (other than the Merger contemplated hereunder or as set forth on Section 5.3(a) of the MCC Disclosure Letter), the Company Closing Consideration shall be appropriately adjusted to provide to the Company Stockholders and DLJ the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE III

TRANSFER OF THE CHILEAN JV INTERESTS.

3.1 Purchase and Sale. On the Closing Date, MCC shall cause LabelCorp Holdings to acquire from DLJ and DLJ shall transfer to LabelCorp Holdings the Chilean JV Interests in exchange for the right to receive the DLJ Closing Consideration on the Maturity Date.

(a) Subject to the terms and conditions of this Agreement, the transfer of the Chilean JV Interests contemplated hereby shall take place on the Closing Date, promptly after the Effective Time (the “Chilean JV Closing”) at the offices of Keating Muething & Klekamp PLL. The Chilean JV Closing shall be deemed to have been consummated immediately subsequent to the Effective Time on the Closing Date.

(b) At the Chilean JV Closing, DLJ shall deliver or cause to be delivered to LabelCorp Holdings, (i) the certificate(s) representing all of the Chilean JV Interests, duly endorsed in blank or accompanied by blank stock powers in proper form for transfer, and (ii) the certificates and other documents required to be delivered pursuant to Section 7.3, in each case in form and substance reasonably satisfactory to MCC.

(c) At the Closing, MCC shall, and shall cause LabelCorp Holdings to, deliver to DLJ the certificates and other documents required to be delivered pursuant to Section 7.2, in each case in form and substance reasonably satisfactory to DLJ.

(d) On April 2, 2012 (the “Maturity Date”), MCC shall cause LabelCorp Holdings to (A) pay, by wire transfer of immediately available funds to an account designated by DLJ, an amount equal to (i) the DLJ Closing Consideration, minus (ii) the DLJ Indemnity Escrow Deposit and (iii) if the Determination Date has not occurred on or prior to the Maturity Date, minus the DLJ Adjustment Escrow Deposit, and (B) deposit with the Escrow Agent pursuant to the terms of the Escrow Agreement, on behalf of DLJ, (x) the DLJ Indemnity Escrow Deposit and (y) if the Determination Date has not occurred on or prior to the Maturity Date, the DLJ Adjustment Escrow Deposit.

(e) If the Determination Date has occurred on or prior to the Maturity Date, the DLJ Closing Consideration shall be adjusted as provided in Section 3.2 hereof. On and prior to the Maturity Date, the DLJ Indemnity Escrow Deposit shall be adjusted as provided in the Escrow Agreement.

3.2 DLJ Adjustment Amount.

(a) The “DLJ Adjustment Amount,” which may be positive or negative, shall mean fifty percent (50%) of the Estimated Chilean JV Closing Date Net Indebtedness minus fifty percent (50%) of the Final Chilean JV Closing Date Net Indebtedness.

(1) If the DLJ Adjustment Amount is a positive number (such amount, the “DLJ Increase Amount”) then, (A) if the Determination Date occurs on or prior to the Maturity Date, the DLJ Closing Consideration shall be increased by the DLJ Increase Amount and (B) if the Determination Date occurs after the Maturity Date, within five (5) Business Days after the Determination Date, (x) MCC shall cause LabelCorp Holdings to pay to DLJ, by wire transfer of immediately available funds to an account designated by DLJ, an amount equal to the DLJ Increase Amount and (y) the parties shall cause the Escrow Agent to release to DLJ the DLJ Adjustment Escrow Deposit.

(2) If the DLJ Adjustment Amount equals zero (0) then, (A) if the Determination Date occurs on or prior to the Maturity Date, the DLJ Closing Consideration shall not be subject to any adjustment pursuant to this Section 3.2 and (B) if the Determination Date occurs after the Maturity Date, within five (5) Business Days after the Determination Date, the parties shall cause the Escrow Agent to release to DLJ the DLJ Adjustment Escrow Deposit.

(3) If the DLJ Adjustment Amount is a negative number (the absolute value of such amount, the “DLJ Deficit Amount”) then, (A) if the Determination Date occurs on or prior to the Maturity Date, the DLJ Closing Consideration shall be decreased by the DLJ Deficit Amount and (B) if the Determination Date occurs after the Maturity Date, within five (5) Business Days after the Determination Date, (x) the parties shall cause the Escrow Agent to release to LabelCorp Holdings an amount equal to the DLJ Deficit Amount out of the DLJ Adjustment Escrow Deposit (and, if necessary, the DLJ Indemnity Escrow Deposit) and (y) if the DLJ Adjustment Escrow Deposit is greater than the DLJ Deficit Amount, the parties shall cause the Escrow Agent to release to DLJ an amount out of the DLJ Adjustment Escrow Deposit equal to the amount of such excess.

(b) If the Determination Date occurs after the Maturity Date, upon the determination of the DLJ Adjustment Amount in accordance with this Section 3.2, (x) the Stockholders’ Representative and MCC shall each execute joint instructions to the Escrow Agent instructing the Escrow Agent to release the amounts contemplated to be released pursuant to Section 3.2(a), (y) the DLJ Closing Consideration shall be deemed to be increased by all amounts paid by LabelCorp Holdings to DLJ pursuant to Section 3.2(a)(1)(B)(x) and (z) the DLJ Closing Consideration shall be deemed to be decreased by all amounts paid to LabelCorp Holdings pursuant to Section 3.2(a)(3)(B)(x).

3.3 MCC Guarantee. MCC hereby unconditionally, continually and irrevocably guarantees the performance of all obligations of LabelCorp Holdings existing under this Agreement, including LabelCorp Holdings’ obligation to make the payments contemplated by Sections 3.1(d) and 3.2(a)(1)(B)(x). MCC acknowledges that this is a guaranty of full payment promptly when due and not of collection and without any requirement that DLJ make demand, proceed against or otherwise attempt recovery from LabelCorp Holdings. MCC waives any requirement of presentment, demand of payment or notice of dishonor, protest or default.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND DLJ

Except (a) as Previously Disclosed and (b) with respect to each Section in this Article IV for such disclosures as are set forth in the section of the Company Disclosure Letter corresponding to such Section in this Article IV (it being understood by the parties that the disclosure of any matter in any Section of the Company Disclosure Letter shall be deemed to be a disclosure for all purposes under this Agreement, including, without limitation, to qualify or limit the representations and warranties contained in this Article IV, so long as the relevance of such matter is for such other purposes reasonably apparent on the face of such disclosure), the Company (with respect to itself, its Subsidiaries and the Chilean JV to the extent of its proportionate ownership interest therein only) and DLJ (with respect to itself and the Chilean JV to the extent of its proportionate ownership interest therein only) hereby represent and warrant, severally and not jointly, to MCC and Newco as of the date hereof and as of the Closing Date as follows:

4.1 Organization and Qualification of the Company and DLJ.

(a) Each of DLJ and the Company is a corporation or limited partnership, as applicable, duly incorporated or organized, validly existing and in good standing (or the local law equivalent, if any) under the laws of its jurisdiction of incorporation or organization and has all requisite corporate or other entity power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted by it. The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. True and complete copies of the certificate of incorporation, certificate of formation, by-laws, operating agreement and other Governing Documents of the Company and the Company Subsidiaries (in each case, as amended to the date of this Agreement) have been delivered or Previously Disclosed to MCC.

(b) Each Company Subsidiary is a corporation or limited liability entity duly incorporated or organized, validly existing and in good standing (or the local law equivalent, if any) under the laws of its jurisdiction or organization of incorporation and has all requisite corporate or other entity powers and authority to carry on its business as now conducted. All Company Subsidiaries and their respective jurisdictions of incorporation or organization are identified on Section 4.1 of the Company Disclosure Letter.

4.2 Authorization. Each of DLJ and the Company has all requisite corporate or other entity power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of DLJ and the Company of this Agreement and each Ancillary Agreement to which it is a party and the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereunder and thereunder have been duly and validly authorized by the respective board of directors (or similar governing body) of DLJ and the Company with no other action on the part of DLJ or the Company, as applicable, being necessary therefor other than, in the case of the Company, the Company Stockholder Consent. This Agreement and each Ancillary Agreement to which it is a party has been (or with respect to any Ancillary Agreements to be executed at the Closing, will be) duly and validly executed and delivered by each of the Company and DLJ, as applicable, and (assuming due authorization, execution and delivery by MCC) constitutes or will, upon execution, constitute a legal, valid and binding obligation of the Company and DLJ, as applicable, enforceable against the Company and DLJ in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws in effect which affect the enforcement of creditors’ rights generally or equitable principles or remedies (whether considered at law or equity).

4.3 Capitalization.

(a) Section 4.3 of the Company Disclosure Letter sets forth the authorized Equity Securities and, as of the date hereof, the outstanding Equity Securities of the Company and each Company Subsidiary. Each of the Company, the Diamond Castle Entities, DLJ and the Company Subsidiaries named on Section 4.3(a) of the Company Disclosure Letter is the record and beneficial owner of the Company’s or the Company

Subsidiaries’ Equity Securities set forth opposite its name on Section 4.3(a) of the Company Disclosure Letter, free and clear of any Encumbrance, other than Permitted Encumbrances. Each of the other Company Stockholders is the record and, to the Knowledge of the Company, beneficial owner of the Company’s Equity Securities listed opposite its name on Section 4.3(a) of the Company Disclosure Letter. DLJ will transfer and deliver, or cause to be transferred and delivered, to LabelCorp Holdings at the Chilean JV Closing valid title to the Chilean JV Interests free and clear of any Encumbrance.

(b) All outstanding shares of capital stock, limited liability company interests, partnership interests or other equity securities of the Company and each Company Subsidiary (including the Chilean JV Interests) have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth in Section 4.3 of the Company Disclosure Letter, there are no outstanding (i) Equity Securities or voting securities of the Company or any Company Subsidiary, (ii) securities of the Company or any Company Subsidiary convertible into or exchangeable for shares of Equity Securities or voting securities of such Person or (iii) options or other rights to acquire from the Company or any Company Subsidiary, or other obligation of the Company or any Company Subsidiary to issue, any Equity Securities, voting securities or securities convertible into or exchangeable for Equity Securities or voting securities of the Company or any Company Subsidiary (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Securities. There are no “phantom” stock or equity rights outstanding pursuant to which either Company or any of the Company Subsidiaries could be required to issue Company Securities or make payments measured by or with respect to Company Securities.

4.4 No Conflict. Assuming all consents, approvals, authorizations and other actions described in Section 4.5 of the Company Disclosure Letter have been obtained and all filings and notifications listed in Section 4.5 of the Company Disclosure Letter have been made, and except as described in Section 4.4 of the Company Disclosure Letter, and assuming the receipt of the Company Stockholder Consent, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Company and DLJ do not, and the consummation of the transactions contemplated hereby and thereby will not (i) violate or conflict with any provision of the certificate of incorporation, by-laws or other Governing Documents of any of the Company, DLJ, or any Company Subsidiary, (ii) conflict with or violate any Law or Governmental Order applicable to any of DLJ, the Company, any Company Subsidiary, any of their assets or the Business, (iii) result in the creation of any Encumbrance (other than Permitted Encumbrances) on any of the Company Stock, the Equity Securities of any Company Subsidiary or the Assets or (iv) violate, conflict with, result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or result in or give to others any rights of termination, amendment, acceleration or cancellation of, any Material Contract or any License listed on Section 4.10 of the Company Disclosure Letter to which the Company or any Company Subsidiary is a party or by which any of its Assets are bound, except in the case of the foregoing clauses (ii), (iii) and (iv), as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

4.5 Consents and Governmental Approvals. Except as set forth on Section 4.5 of the Company Disclosure Letter, and assuming the accuracy of the information provided by MCC to the Company for purposes of determining applicable filing and similar requirements under applicable competition Laws in connection with the transactions contemplated hereby, no consent, waiver, approval, authorization, License, order or permit of, or declaration, filing or registration with, or notification to, any Governmental Authority, is required to be made or obtained by DLJ, the Company or any of their respective Affiliates in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby except (i) for the filing of the certificate of merger in connection with the Merger with the Delaware Secretary of State and (ii) where the failure to obtain any such consent, waiver, approval, authorization, License, order or permit or to take any such action would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Company and the Company Subsidiaries, taken as whole or to the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated hereby.

4.6 Financial Statements.

(a) Attached as Section 4.6(a) of the Company Disclosure Letter are true and complete copies of the audited, consolidated balance sheets of the Company (the “Last Company Audited Balance Sheet”), the audited, consolidated balance sheets of Cameo Chile S.A. and the audited balance sheets of Cameo Etiprak, S.A., each as of December 31, 2009 and December 31, 2010, and the unaudited interim consolidated balance sheet of the Company, the unaudited interim consolidated balance sheet of Cameo Chile S.A. and the unaudited interim balance sheet of Cameo Etiprak, S.A., each as of June 30, 2011, and, as applicable, the related statements of income, cash flows and changes in stockholders’ equity for the fiscal years then ended (collectively, the “Financial Statements”). All of the Financial Statements were prepared in accordance with GAAP or Chilean GAAP, as applicable, applied on a consistent basis for the periods involved (except as otherwise indicated in such statements), and fairly present, in all material respects, the financial condition, results of operations, cash flows and changes in stockholders’ equity of the respective companies as of the respective dates thereof and for the respective periods covered thereby (subject to normal year-end adjustments and the absence of notes in the case of the interim Financial Statements).

(b) Neither the Company nor any Company Subsidiary has any obligations or liabilities of any nature (matured or unmatured, fixed or contingent) of a character required under GAAP or Chilean GAAP, as applicable, to be reflected or reserved against on a balance sheet, other than (i) obligations or liabilities reflected or reserved against on the Financial Statements (or readily apparent from the notes thereto), (ii) obligations or liabilities disclosed in Section 4.6(b) of the Company Disclosure Letter, (iii) obligations or liabilities incurred since June 30, 2011 in the ordinary course of business, consistent with past practice, (iv) obligations or liabilities arising out of this Agreement or incurred at the prior written request or with the prior written consent of MCC or (v) obligations or liabilities that would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Company and the Company Subsidiaries, taken as whole.

(c) None of the Chilean JV, ChileanLabelCorp Holdings LLC or LabelCorp International LLC has any liabilities or obligations, conducts any operations or owns any assets (other than Equity Securities of certain Company Subsidiaries).

(d) The Company and the Company Subsidiaries have established and since December 31, 2009 have maintained a system of internal accounting controls with respect to the Business which are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Financial Statements) in accordance with GAAP or Chilean GAAP, as applicable.

4.7 Absence of Certain Changes or Events. Except as disclosed in Section 4.7 of the Company Disclosure Letter, in the period between June 30, 2011 (or such other date as set forth below) and the date hereof, the Business has been conducted in the ordinary course consistent with past practices and there has been no:

(a) Material Adverse Change since December 31, 2010;

(b) any amendment of any Governing Document or any outstanding security of the Company or any Company Subsidiary;

(c) (i) except for normal periodic increases in the ordinary course of business consistent with past practice, material increase in the annual rates of base salary or wages payable or to become payable by the Company, the Company Subsidiaries or any of their Affiliates to any of the current or former employees, directors or consultants of the Company, the Company Subsidiaries or the Business, (ii) material bonus, incentive compensation, service award or other like benefit granted, made or accrued, contingently or otherwise, for or to the credit of any of the current or former employees, directors or consultants of the Company, any Company Subsidiary or the Business, except in the ordinary course of business consistent with past practices, (iii) material welfare, pension, retirement, profit-sharing, incentive compensation or similar plan, program, payment or arrangement established or materially amended by the Company, any Company Subsidiary or any of their Affiliates for any of the current or former employees, directors or consultants of the Company, any Company Subsidiary or the Business, except in the ordinary course of business consistent with past practices or (iv) new employment or severance agreement that covers current or former employees, directors or consultants of the Company, any Company Subsidiary or the Business, except, with respect to items (i) through (iii), in each case, as required by the terms of any Contract or Employee Plan in effect prior to June 30, 2011, a copy of which has been Previously Disclosed, or applicable Law;

(d) any making of any loan, advance or capital contributions to or investment in any Person in excess of $100,000, individually, other than loans, advances or capital contributions to or investments made in a Company Subsidiary and loans and advances made in the ordinary course of business consistent with past practices;

(e) any sale, assignment or transfer of any Assets in excess of $50,000, individually, or $100,000 in the aggregate, other than sales, assignments or transfers of Inventory made in the ordinary course of business consistent with past practice;

(f) cancellation of any Indebtedness owed to the Company or the Company Subsidiaries or waiver of any rights of substantial value with respect to the Company, the Company Subsidiaries or the Business, other than any such cancellation or waiver in the ordinary course of business consistent with past practice;

(g) entry into, cancellation, termination or material amendment of any Material Contract or License issued to the Company, any Company Subsidiary or the Business that is material to the Company and the Company Subsidiaries, taken as whole, other than the expiration of any such Material Contract or License at the end of the term thereof and renewals in the ordinary course of business;

(h) any incurrence of liability for capital expenditures not paid prior to the date hereof or not reasonably expected to be paid prior to Closing by the Company or the Business, other than capital expenditures that do not exceed $25,000 individually or $250,000 in the aggregate;

(i) material change in accounting methods or practices by the Company or the Company Subsidiaries, other than changes required by GAAP or Chilean GAAP, as applicable;

(j) Indebtedness incurred by the Company or any Company Subsidiary for borrowed money or any commitment to incur Indebtedness for borrowed money entered into by the Company or any Company Subsidiary, in each case, in excess of $100,000 (other than PIK (paid in kind) interest under existing Credit Agreements and drawings under the Revolving Credit Agreement and other short term credit facilities in the ordinary course of business);

(k) declaration, setting aside for payment or payment of dividends or distributions in respect of any capital stock of the Company or the Chilean JV or any redemption, purchase or other acquisition by the Company or by the Chilean JV of any of their capital stock;

(l) issuance or reservation for issuance by the Company or any Company Subsidiary of, or commitment (including any option or other equity-incentive award) to issue or reserve for issuance any capital stock or other Equity Security of the Company or any Company Subsidiary (other than to the Company or a Company Subsidiary);

(m) material Tax election or revocation of any such Tax election, change in method of Tax accounting, amendment of any material Tax Return, settlement or compromise of any material claim or assessment in respect of Taxes; or

(n) agreement by the Company or any Company Subsidiary to do any of the foregoing.

4.8 Absence of Litigation. Except as set forth in Section 4.8 of the Company Disclosure Letter and except as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Companies and the Company Subsidiaries, taken as a whole, (i) there are no Actions that are pending or, to the Knowledge of DLJ, the Company or any Company Subsidiary, threatened in writing against the Company, any Company Subsidiary or any of the Assets or the Business; (ii) neither the Company nor any Asset nor the Business is bound by any Governmental Order (other than Governmental Orders of general application to Persons engaged in the same lines of business as the Company and the Company Subsidiaries) and (iii) to the Knowledge of DLJ, the Company and the Company Subsidiaries, neither the Company, the Company Subsidiaries, or the Business is the subject of any pending or threatened investigation by any Governmental Authority (excluding any such matter related to, or arising under, any Environmental Law, ERISA or any Law related to Taxes).

4.9 Compliance with Laws. Except as set forth in Section 4.9 of the Company Disclosure Letter and as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Company and the Company Subsidiaries, taken as whole, each of the Company, the Company Subsidiaries and the Business is, and since December 31, 2009 has been, in compliance with all applicable Laws (excluding any Environmental Law, ERISA and any Law related to Taxes). Neither the Company, the Company Subsidiary, or DLJ has, to their Knowledge, received, since December 31, 2009, any written notice to the effect that the Company, any Company Subsidiary or the Business is not in compliance, in any material respect, with any applicable Laws (excluding any Environmental Law, ERISA and any Law related to Taxes).

4.10 Licenses. Section 4.10 of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of each of the Licenses held by the Company and the Company Subsidiaries issued by any Governmental Authority or other Person with respect to any of the Assets or the Business, in each case, that are material to the conduct of the Business as currently conducted. Such Licenses constitute all of the material Licenses required for the conduct of the Business as presently conducted. Each such License is valid, binding and in full force and effect, and neither the Company nor any of the Company Subsidiaries is in default (or with the giving of notice or lapse of time or both, would be in default) under any such License in any material respect.

4.11 Material Contracts.

(a) Section 4.11 of the Company Disclosure Letter lists the following Contracts to which the Company or a Company Subsidiary is a party or by which either of them or the Assets are bound (collectively, the “Material Contracts”), as of the date of this Agreement:

(1) (i) any Contract with any of the ten (10) largest customers of the Company and the Company Subsidiaries, taken as a whole, for the first six months of 2011 based on the aggregate total sales in dollars by the Business to each such customer during such period, and (ii) any Contract with any of the ten (10) largest suppliers of the Company and the Company Subsidiaries, taken as a whole, for the first six months of 2011 based on aggregate total purchases in dollars by the Business from each such supplier during such period;

(2) any lease of Leased Real Property or personal property requiring annual payments by the Company, any Company Subsidiary or the Business in excess of $100,000 (including capital leases);

(3) any Contract containing covenants materially limiting the freedom of the Company, the Company Subsidiaries or the Business to engage in any line of business or compete with any Person;

(4) any material distribution, franchise, license, sales, commission, consulting agency or advertising Contract which during the last twelve (12) months involved payments by or to the Company, the Company Subsidiaries or the Business of more than $100,000 (excluding any such Contracts with Personnel);

(5) any Contract relating to Indebtedness or any indebtedness for borrowed money of any other Person that, individually is in excess of $100,000;

(6) any Contract relating to the sale or disposition of any Assets in amount in excess of $100,000;

(7) any Contract to which any officer or director of the Company or any Company Subsidiary is bound;

(8) any license agreement or other Contract (other than license agreements or Contracts (x) for generally available off-the-shelf, shrink-wrap or click-wrap software or (y) where the permission to use Intellectual Property is ancillary to the license agreement or Contract and not material to the performance under the license agreement or Contract) pursuant to which (i) the Company or any Company Subsidiary permits any Person to use any Intellectual Property owned by the Company or any Company Subsidiary or (ii) any Person permits the

Company or any Company Subsidiary to use any Intellectual Property not owned by the Company or any of the Company Subsidiaries, in each case, which is material to the Company and the Company Subsidiaries, taken as a whole;

(9) any joint venture Contract, partnership agreement, limited liability company or other Contract (however named) involving a sharing of profits, losses, costs, or liabilities by the Company, any Company Subsidiary or the Business with any other Person;

(10) any Contract providing for required capital expenditures by the Company or a Company Subsidiary in excess of $250,000 after the date hereof;

(11) any Contracts relating to the purchase of any business, corporation or other Person (or all or any substantial portion of the assets of any business, corporation or other Person) in excess of $100,000;

(12) any Contract with “take or pay” provisions, or “requirements” provisions committing a Person to provide the quantity of goods or services required by another Person;

(13) any Contract with any Governmental Authority; or

(14) any Contract with “most favored nation” provisions, which is material to the Company and the Company Subsidiaries, taken as a whole.

The Company has delivered or Previously Disclosed to MCC true and complete copies (excluding certain redactions made to customer and supplier Contracts) of all of the Material Contracts required to be listed on Section 4.11 of the Company Disclosure Letter, including all amendments and supplements thereto.

(b) Neither the Company or any Company Subsidiary nor, to the Knowledge of DLJ, the Company, or any Company Subsidiary, any other party is in material breach or violation of, or material default under, any of the Material Contracts. Except as set forth on Section 4.11(b) of the Company Disclosure Letter and for terminations at the end of term in the ordinary course, to the Knowledge of the Company, the Company Subsidiaries and DLJ, each Material Contract is in full force and effect and is a valid agreement, arrangement or commitment of the Company, or the applicable Company Subsidiary which is a party thereto, enforceable against the Company or such Company Subsidiary in accordance with its terms, except in each case where enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally and except where enforceability is subject to the application of equitable principles or remedies (whether considered at law or equity) or as would not be material to the Company and the Company Subsidiaries, taken as a whole. To the Knowledge of DLJ, the Company or any Company Subsidiary, no condition or event exists or has occurred that, with notice or lapse of time or both, would constitute a material default or a basis for force majeure or a claim of excusable delay or nonperformance, or permit termination (other than termination at the end of term in the ordinary course), modification or acceleration, under any Material Contract, except as would not be material to the Company and the Company Subsidiaries, taken as a whole. None of DLJ, the Company nor any Company Subsidiary has received written notice from any other Person claiming or threatening to claim such a condition or event exists or has occurred.

4.12 Company Property. Except as set forth on Section 4.12 of the Company Disclosure Letter, the Company or a Company Subsidiary owns, or, in the case of leases and licenses, has valid and subsisting leasehold interests or licenses in, as applicable, all of the material assets and properties of whatever kind (whether real or personal, tangible or intangible and including all Intellectual Property, all items of machinery, equipment, tools, spare parts, furniture, automobiles, trucks and other fixed assets and personal property) that are reflected in the Financial Statements as owned, leased or licensed by them (other than as have been disposed since June 30, 2011 in the ordinary course of business) (the “Company Property”), in each case free and clear of any Encumbrances other than Permitted Encumbrances. Except as set forth on Section 4.12 of the Company Disclosure Letter or as disposed of in the ordinary course of business since June 30, 2011, the Company or a Company Subsidiary owns and has good and valid title to the Company Property reflected as owned by the Company or a Company Subsidiary in the Financial Statements, free and clear of all Encumbrances other than Permitted Encumbrances.

4.13 Owned Real Property. Section 4.13 of the Company Disclosure Letter contains a true and complete list of all Owned Real Property as of the date hereof. With respect to each parcel of Owned Real Property (i) the Company or a Company Subsidiary has fee simple title, free and clear of any Encumbrances, except Permitted Encumbrances and (ii) neither the Company nor any Company Subsidiary has leased or otherwise granted to any Person the right to occupy such Owned Real Property or any portion thereof.

4.14 Leased Real Property. Section 4.14 of the Company Disclosure Letter describes and lists the address, landlord and tenant of all Leased Real Property as of the date hereof. Except as set forth on Section 4.14 of the Company Disclosure Letter, the Company or the Company Subsidiary listed on Section 4.14 of the Company Disclosure Letter has a valid leasehold interest in, and enjoys peaceful and undisturbed possession (consistent with historical use in the Business and pursuant to the terms of the applicable lease) of, all the Leased Real Property. As of the date hereof, there is no pending or, to the Knowledge of the Company or any of the Company Subsidiaries, threatened proceeding, which could result in the modification or cancellation of any lease for Leased Real Property except, in each case, for deviations from the foregoing which would not reasonably be expected to materially impair the continued use of the Leased Real Property and for terminations in the ordinary course at the end of the lease term. Subject to interruptions outside the ordinary course of business, as of the date hereof, the Leased Real Property and the Improvements are sufficiently supplied in all material respects with utilities and other services as reasonably necessary for the operation of such Leased Real Property and Improvements as currently operated. As of the date hereof, to the Knowledge of the Company or any Company Subsidiary, there are no pending or threatened condemnation proceedings with respect to any of the Leased Real Property.

4.15 Intellectual Property Rights.

(a) Section 4.15(a) of the Company Disclosure Letter lists each material patent, trademark, service mark, trade dress, logo, trade name and copyright owned by the Company or any Company Subsidiary as of the date of this Agreement that is registered or subject to an application for registration and necessary for the conduct of the Business. The Company or the applicable Company Subsidiary owns each of the items listed on Section 4.15(a) of the Company Disclosure Letter free and clear of any Encumbrances other than Permitted Encumbrances.

(b) Except as set forth in Section 4.15(b) of the Company Disclosure Letter, no Person, to the Knowledge of the Company or any of the Company Subsidiaries, is infringing upon any Intellectual Property owned by the Company or any of the Company Subsidiaries that is material to the Business.

(c) To the Knowledge of the Company and the Company Subsidiaries, neither the Company’s nor any Company Subsidiary’s use of any Intellectual Property is infringing upon or otherwise violating the rights of any other Person. No written notices have been received, from and after the date that is 12 months prior to the date hereof, by the Company or any of the Company Subsidiary alleging that the Company or any Company Subsidiary have engaged in any activity or conduct that infringes upon, misappropriates or otherwise violates any Intellectual Property of another Person.

4.16 Employee Benefit Matters.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a list of each material Employee Plan which is maintained, administered or contributed to by the Company or any Company Subsidiary and covers any US Company Employee or former US Company Employee, and the plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been furnished to MCC together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and Form 990, if applicable, prepared in connection with any such plan or trust. Such plans are referred to collectively herein as the “US Plans”.

(b) Neither the Company nor any Company Subsidiary that employs US Company Employees nor any ERISA Affiliate of any such Person has, during the past six years, (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (ii) incurred, or reasonably expects to incur prior to the Closing Date, any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA.

(c) Neither the Company nor any Company Subsidiary that employs US Company Employees, nor any predecessor thereof, contributes to, or has in the past six years contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.

(d) Each US Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and neither the Company nor any Company Subsidiary is aware of any reason why any such determination letter should be revoked or not be reissued. The Company has made available to MCC copies of the most recent Internal Revenue Service determination letters with respect to each such US Plan. Each US Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such US Plan. Full payment has been made of all material amounts that are required under the terms of the Company’s 401(k) Plan to be paid as contributions or premiums with respect to all periods prior to and including the last day of the most recent fiscal year of such plan on or before the date of this agreement, and all periods thereafter prior to the Closing Date. All material filings required by ERISA and the Code as to each US Plan have been timely filed, and all material notices and disclosures to participants required by either ERISA or the Code have been timely provided. Other than routine individual claims for benefits submitted by participants or beneficiaries, no material claim against or legal proceeding involving any US Plan is pending or, to the Knowledge of the Company or any Company Subsidiary, is threatened. No corrections have been made with respect to any US Plan under any voluntary compliance program or self-correction program with the Internal Revenue Service or the U.S. Department of Labor. To the Knowledge of the Company, no material events have occurred with respect to any US Plan that could result in payment or assessment by or against the Company or any Company Subsidiary of any material excise Taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(e) Neither the Company nor any Company Subsidiary has any current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any Company Subsidiary, except as required to avoid excise tax under Section 4980B of the Code.

(f) Section 4.16(f) of the Company Disclosure Letter sets forth a list of each material Employee Plan which is maintained, administered or contributed to by the Company or any Company Subsidiary and is not a US Plan (each such Employee Plan, an “International Plan”). The Company has made available to MCC copies of each International Plan. Except where such noncompliance would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Company and the Company Subsidiaries, taken as a whole, each International Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including any special provisions relating to qualified plans where such International Plan was intended to so qualify) and has been maintained in good standing with applicable regulatory authorities.

(g) Except as set forth in Section 4.16(g) of the Company Disclosure Letter or as the Company and MCC may otherwise agree, no Company employee will become entitled as a result of a Contract with the Diamond Castle Entities or DLJ to any bonus, severance, or similar benefit, or any acceleration or vesting of any such benefit as a result of the transactions contemplated hereby.

4.17 Labor Matters.

(a) Except as set forth on Section 4.17(a) of the Company Disclosure Letter, as of the date of this Agreement, (i) neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to Personnel, nor, to the Knowledge of the Company or any Company Subsidiary, are there any activities or proceedings of any labor union to organize any such employees, except in the case of either of the foregoing as would not result in a material liability to the Company or any Company Subsidiary; (ii) there are no unfair labor practice complaints pending or, to the Knowledge of the Company or any Company Subsidiary, threatened against the Company or any Company Subsidiary before the National Labor Relations Board or similar body; (iii) there is no strike, slowdown, work stoppage or lockout existing, or, to the Knowledge of the Company or any Company Subsidiary, threatened, by or with respect to any employees of the Company or any Company Subsidiary; (iv) no charges are pending or, to the Knowledge of the Company or any Company Subsidiary, threatened before the U.S. Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices with respect to the Company or any Company Subsidiary; and (v) neither the Company nor any Company Subsidiary has received notice (other than with respect to matters that have been resolved) that any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws intends to conduct an investigation of or relating to the Company or any Company Subsidiary and no such investigation is in progress, except in the case of any of the foregoing as would not result in a material liability to the Company or any Company Subsidiary.

(b) To the Knowledge of the Company and the Company Subsidiaries, the Company and each Company Subsidiary have properly classified for all purposes (including, without limitation, for all Tax purposes and for purposes of determining eligibility to participate in any employee benefit plan) all employees, leased employees, consultants and independent contractors, and has withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided by such Persons to the Company and each Company Subsidiary.

4.18 Environmental Matters. Except as disclosed in Section 4.18 of the Company Disclosure Letter or as would not reasonably expected, individually or in the aggregate, to be materially adverse to Company and the Company Subsidiaries, taken as a whole:

(a) (i) The Company, its Company Subsidiaries and the Business are and since December 31, 2009 have been in compliance with any and all applicable Environmental Laws; (ii) the Company, the Company Subsidiaries and the Business are in compliance with all of the applicable Licenses issued under Environmental Laws and (iii) to the Company’s Knowledge, all instances of past noncompliance with Environmental Laws have been cured, settled, or resolved.

(b) All material Licenses required under Environmental Laws to have been obtained as of the date hereof by or on behalf of the Company, the Company Subsidiaries, or, to the Knowledge of DLJ, the Company or any of the Company Subsidiaries, by or on behalf of any other Person, for the ownership and operation of the Business and the Real Property have been obtained, and remain in full force and effect, and there are no pending judicial or regulatory proceedings by any Governmental Authority against the Company or any Company Subsidiaries that would reasonably be expected to result in the termination, revocation, non-renewal or adverse modification of any such License.

(c) Neither the Company nor any Company Subsidiary has received (i) any notice in writing that it is a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), or (ii) any written notice of any violation or alleged violation of any Environmental Law, other than in each of (i) and (ii) as has been cured, settled or resolved.

(d) There are no pending or, to the Knowledge of DLJ, the Company or any of the Company Subsidiaries, threatened Environmental Claims to which the Company or any Company Subsidiary is a party, including any such Environmental Claims relating to (i) compliance with, or liability pursuant to any Environmental Laws or (ii) any Release of Hazardous Substances.

(e) No Owned Real Property is either listed or, to the Knowledge of DLJ, the Company or any of the Company Subsidiaries, proposed for listing on the “National Priorities List” under CERCLA, or on the Comprehensive Environmental Response, Compensation and Liability Information System maintained by the United States Environmental Protection Agency, or any similar state list of sites requiring investigation or cleanup.

(f) To the Knowledge of the Company and the Company Subsidiaries, neither the Company nor any of the Company Subsidiaries is a party to any Contract pursuant to which it is obligated to indemnify any other Person with respect to, or be responsible for any Environmental Claim or violations, obligations or liabilities pursuant to, or in violation of, Environmental Law.

4.19 Tax Matters.

Except as set forth on Section 4.19 of the Company Disclosure Letter:

(a) All material Tax Returns required to be filed by the Company or the Company Subsidiaries have been timely filed with the appropriate Tax authorities. Such Tax Returns are true, complete, and correct in all material respects. All material Taxes due and owing by the Company or any of its Company Subsidiaries (whether or not shown on any Tax Return) have been paid or are being contested in good faith, for which adequate reserves have been established on the Financial Statements.

(b) There is no audit with respect to any material Taxes due and owing by the Company or the Company Subsidiaries, and there is no material Tax deficiency or claim assessed in writing or, to the Knowledge of the DLJ, the Company or any of the Company Subsidiaries, proposed or threatened insofar as any such deficiency or claim pertains to the Company or the Company Subsidiaries, other than in respect of any such audits, controversies, deficiencies, assessments, or proposed assessments that are being contested in good faith, for which adequate reserves have been established on the Financial Statements.

(c) All material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party in respect of the Company or any Company Subsidiary have been withheld, and such withheld Taxes have either been duly paid to the proper Governmental Authority or set aside in accounts for such purpose.

(d) None of the Company, or any Company Subsidiary has waived any statutory period of limitations for the assessment of any material Taxes of the Company or any Company Subsidiary or agreed to any extension of time with respect to a Tax assessment or deficiency of the Company or any Company Subsidiary, other than in the case of any such waivers or extensions in respect of an assessment or deficiency of Tax the liability for which has been satisfied or settled. Neither the Company nor any Company Subsidiary has liability for the Taxes of any other person (other than the Company or any Company Subsidiary) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee, successor, by contract or otherwise.

(e) No claim has been made in writing in the last three years by an authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that either the Company or any Company Subsidiary is or may be subject to taxation by that jurisdiction.

(f) Neither the Company nor any Company Subsidiary has agreed to or is required to make any adjustment pursuant to Code Section 481(a) by reason of a change in accounting method which adjustments would apply after the Closing Date.

(g) As of the Closing Date, neither of the Company nor any Company Subsidiary will have any obligation under any Tax allocation or sharing agreement other than agreements solely between the Company and the Company Subsidiaries.

(h) The Company has not participated in a “listed transaction” within the meaning of Treas. Reg. § 1.6011-4(b)(2).

4.20 Insurance.

(a) Section 4.20 of the Company Disclosure Letter contains an accurate and complete description of all policies of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by the Company or any Company Subsidiary for the benefit of the Company or any Company Subsidiary or the current or historical operation of the Business that is material to the Business, taken as a whole. True and complete copies of such insurance policies have been Previously Provided to MCC.

(b) All policies listed on Section 4.20 of the Company Disclosure Letter (i) are valid, outstanding, and enforceable policies, and (ii) provide, in the reasonable judgment of the Company’s management, adequate insurance coverage for the Assets and the operations of the Business, as applicable, for all material risks that, in the reasonable judgment of the Company’s management, are normally insured against by a Person or entity owning assets similar to the Assets or carrying on a business similar to the Business.

(c) None of DLJ, the Company, or any Company Subsidiary has received (i) any written notice of cancellation of any policy listed on Section 4.20 of the Company Disclosure Letter or refusal of coverage thereunder or (ii) any other written notice that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder.

4.21 Customers, Distributors and Suppliers.

(a) Section 4.21(a) of the Company Disclosure Letter sets forth a complete and accurate list of the names of the Business’ (i) ten (10) largest customers for each of the fiscal years ended December 31, 2009 and 2010 and the year-to-date period for the fiscal year ending December 31, 2011, showing the approximate aggregate total sales in dollars by the Business to each such customer during each such period; and (ii) ten (10) largest suppliers for each of the fiscal years ended December 31, 2009 and 2010 and the year-to-date period for the fiscal year ending December 31, 2011, showing the approximate aggregate total purchases in dollars by the Business from each such supplier during each such period.

(b) As of the date hereof, none of DLJ, the Company or any Company Subsidiary has received any written notice from any customer or supplier named on Section 4.21(a) of the Company Disclosure Letter of any intention to terminate or materially reduce purchases from or supplies to the Company.

4.22 Affiliate Transactions. Except as set forth in Section 4.22 of the Company Disclosure Letter, no officer, director, stockholder or Affiliate of Diamond Castle Holdings, LLC, the Company or DLJ (other than the Company and the Company Subsidiaries) is a party to any Contract, guarantee, commitment or transaction with the Company, any Company Subsidiary or the Business or has a material interest in any property used or held for use by the Company, any Company Subsidiary or the Business (any such Contract, guarantee, commitment, transaction or interest, a “Related Party Transaction”).

4.23 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

4.24 Investment Canada Act. None of the Business or any of the Assets constitutes a “cultural business” as defined in section 14.1(6) of the Investment Canada Act and none of the Business nor any of the assets of the Company or any Company Subsidiary constitutes a specific type of business activity set out in Schedule IV to the Investment Canada Regulations.

4.25 Securities Offering. DLJ (i) is acquiring the MCC Shares solely for its own account for investment purposes and not with a view to the distribution thereof, (ii) is a sophisticated investor with knowledge and experience in business and financial matters, (iii) has received certain information concerning MCC as desired in order to evaluate the merits and the risks inherent in acquiring and holding MCC Shares (iv) is able to bear the economic risk and lack of liquidity inherent in holding MCC Shares, and (v) is an accredited investor within the meaning of Rule 501 of the Securities Act.

4.26 Ownership of MCC Shares. None of the Diamond Castle Entities beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will immediately prior to the Closing Date beneficially own, any MCC Shares.

4.27 No Other Representations and Warranties; Schedules. None of DLJ or the Company or any of their respective Affiliates or their and their Affiliates’ directors, officers, employees, agents or representatives (“Representatives”), makes or has made any express or implied representation or warranty on behalf of DLJ or the Company other than those expressly set forth in this Article IV. The inclusion of any matter in the Company Disclosure Letters shall not be deemed to constitute an admission by DLJ or the Company or otherwise imply that any such matter is material for the purposes of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF MCC AND NEWCO

Except (a) as disclosed in the MCC SEC Reports, but excluding disclosures set forth in any risk factor section or forward looking statement contained therein and (b) with respect to each Section in this Article V, for such disclosures as are set forth in the section of the MCC Disclosure Letter corresponding to such Section in this Article V (it being understood by the parties that the disclosure of any matter in any Section of the MCC Disclosure Letter shall be deemed to be a disclosure for all purposes under this Agreement, including, without limitation, to qualify or limit the representations and warranties contained in this Article V, so long as the relevance of such matter is for such other purposes reasonably apparent on the face of such disclosure), MCC and Newco hereby represent and warrant to the Company and DLJ as of the date hereof and as of the Closing Date as follows:

5.1 Organization and Authority of MCC and Newco.

(a) Each of MCC and Newco is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing (or the local law equivalent) under the laws of its jurisdiction of formation and has all requisite corporate or other entity power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted by it. Each of MCC and Newco is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have an MCC Material Adverse Effect. True and complete copies of the articles of incorporation, certificate of formation, code of regulations, limited liability company agreement and other Governing Documents of MCC and Newco (in each case, as amended to the date of this Agreement) have been delivered to the Company and DLJ.

(b) Each MCC Subsidiary is a corporation or limited liability entity duly incorporated or organized, validly existing and in good standing (or the local law equivalent, if any) under the laws of its jurisdiction or organization of incorporation and has all requisite corporate or other entity powers and authority to carry on its business as now conducted. All MCC Subsidiaries and their respective jurisdictions of incorporation or organization are identified on Section 5.1(b) of the MCC Disclosure Letter.

(c) Each of MCC and Newco has all requisite corporate or other entity power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of MCC and Newco of this Agreement and each Ancillary Agreement to which it is a party, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors (or similar governing body) of MCC and Newco, with no other action on the part of MCC or Newco being necessary therefor. This Agreement and each Ancillary Agreement to which MCC or Newco is a party has been (or with respect to any Ancillary Agreements to be executed at the Closing, will be) duly and validly executed and delivered by MCC and Newco, as applicable, and (assuming due authorization, execution and delivery by the other parties thereto) constitutes or will, upon execution, constitute a legal, valid and binding obligation of MCC and Newco, as applicable, enforceable against MCC and Newco, as applicable, in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws in effect which affect the enforcement of creditors’ rights generally or equitable principles or remedies (whether considered at law or equity).

5.2 No Conflict. The execution, delivery and performance by MCC and Newco of this Agreement and any Ancillary Agreements to which it is or will be a party do not, and the consummation of the transactions contemplated hereby and thereby will not:

(a) conflict with or result in a violation or breach of any of the provisions of the articles of incorporation, certificate of formation, code of regulations, limited liability company agreement or other Governing Documents of MCC or Newco;

(b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Section 5.2 of the MCC Disclosure Letter, conflict with or result in a material violation or breach of any Law or Governmental Order applicable to MCC or Newco, or any of their respective assets or properties;

(c) result in the creation of any material encumbrances on any of the MCC Shares, the Equity Securities of any MCC Subsidiary or any of the assets or properties of MCC or any of the MCC Subsidiaries; or

(d) violate, conflict with, result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or result in or give to others any rights of termination, amendment, acceleration or cancellation of, any material contract or material license or permits to which MCC or any MCC Subsidiary is a party or by which any of their respective assets or properties are bound;

except, in the case of the foregoing clauses (b), (c) and (d) only, as would not reasonably be expected, individually or in the aggregate, to have a MCC Material Adverse Effect.

5.3 Capitalization.

(a) Section 5.3(a) of the MCC Disclosure Letter sets forth the authorized Equity Securities and, as of the date hereof, the outstanding Equity Securities of MCC. All the MCC Shares which may be issued in connection with the Merger, when issued in accordance with the terms hereof, will be duly authorized, validly issued, fully paid and non-assessable free and clear of any Encumbrances (other than Encumbrances arising under this Agreement or the Ancillary Agreements or under applicable securities laws) and will not be subject to any preemptive rights created by Law, MCC’s articles of incorporation or any contract to which MCC is a party. MCC owns, directly or indirectly, all the issued and outstanding Equity Securities of each of its Subsidiaries, free and clear of any Encumbrances, other than Permitted Encumbrances.

(b) All outstanding shares of capital stock, limited liability interests, partnership interests or other equity securities of MCC and each MCC Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth in Section 5.3 of the MCC Disclosure Letter, as of the date of this Agreement, there are no outstanding (i) Equity Securities or voting securities of MCC, (ii) securities of MCC convertible into or exchangeable for shares of Equity Securities or voting securities of MCC or (iii) options or other rights to acquire from MCC, or other obligation of MCC to issue, any Equity Securities, voting securities or securities convertible into or exchangeable for Equity Securities or voting securities of MCC (the items in clauses (i), (ii) and (iii) being referred to collectively as the “MCC Securities”). As of the date of this Agreement, there are no outstanding obligations of MCC or any MCC Subsidiary to repurchase, redeem or otherwise acquire any MCC Securities (or equivalent securities or equity equivalents of any MCC Subsidiary). As of the date of this Agreement, there are no “phantom” stock or equity rights outstanding pursuant to which MCC or any MCC Subsidiary could be required to issue MCC Securities (or equivalent securities or equity equivalents of any MCC Subsidiary) or make payments measured by or with respect to MCC Securities (or equivalent securities or equity equivalents of any MCC Subsidiary).

5.4 Consents and Governmental Approvals. Except as set forth on Section 5.4, and assuming the accuracy of the information provided by the Company to MCC for proposes of determining applicable filing and similar requirements under applicable competition Laws in connection with the transactions contemplated hereby, no consent, waiver, approval, authorization, license, order or permit of, or declaration, filing or registration with, or notification to any Governmental Authority, or any other Person on the part of MCC or Newco is required to be made or obtained in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement to which MCC or Newco is a party or the consummation of the transactions contemplated hereby or thereby, except (i) for the approval of the MCC Shares to be issued to the Company Stockholders pursuant to this Agreement for listing on The NASDAQ Stock Market, subject to official notice of issuance (ii) for the filing of the certificate of merger in connection with the Merger with the Delaware Secretary of State and (iii) where the failure to obtain any such consent, waiver, approval, authorization, license, order or permit or to take any such action would not reasonably be expected, individually or in the aggregate, to be materially adverse to MCC and its Subsidiaries, taken as a whole, or the ability of MCC or any of its Subsidiaries to consummate the transactions contemplated hereby.

5.5 SEC Reports; Financial Statements.

(a) MCC has timely filed with the Securities and Exchange Commission (the “SEC”) all materials and documents required to be filed since January 1, 2009 by MCC under the Securities Act and under the Exchange Act. All such materials and documents filed by MCC since January 1, 2009 and publicly available prior to the date hereof are hereinafter referred to as the “MCC SEC Reports.” The MCC SEC Reports, copies of which have been delivered to DLJ and the Company, are true and correct in all material respects, including the financial statements and other financial information contained therein, and do not omit to state any material fact necessary to make the statements in such MCC SEC Reports, in light of the circumstances in which they were made, not misleading. As of their respective dates, the MCC SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such MCC SEC Reports. There are no outstanding comments from the SEC with respect to any of the MCC SEC Reports. Each filing that will be made by MCC after the date hereof and prior to the Closing, when filed with the SEC, will conform in all material respects with the requirements of the Exchange Act and will not, when filed with the SEC, contain any untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(b) The financial statements included in the MCC SEC Reports were prepared in accordance with GAAP, applied on a consistent basis for the periods involved (except as otherwise indicated in such statements), and fairly present, in all material respects, the financial condition, results of operations, cash flows and changes in stockholders’ equity of MCC as of the respective dates thereof and for the respective periods covered thereby (subject to normal year-end adjustments and the absence of notes in the case of any interim financial statements).

(c) Neither MCC nor any MCC Subsidiary has any obligations or liabilities of any nature (matured or unmatured, fixed or contingent) of a character required under GAAP to be reflected or reserved against on a balance sheet, other than (i) obligations or liabilities reflected or reserved against on the financial statements included in the MCC SEC Reports, (ii) obligations or liabilities disclosed in Section 5.5(c) of the MCC Disclosure Letter, (iii) obligations or liabilities incurred since June 30, 2011 in the ordinary course of business, consistent with past practice, (iv) obligations or liabilities arising out of this Agreement or incurred with at the prior written request or with the prior written consent of the Company or the Stockholders’ Representative, or (v)

obligations or liabilities that would not reasonably be expected, individually or in the aggregate, to be materially adverse to MCC and its Subsidiaries, taken as a whole.

(d) MCC and the MCC Subsidiaries have established and, since December 31, 2009, maintained a system of internal accounting controls with respect to their business sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the financial statements included in the MCC SEC Reports) in accordance with GAAP.

5.6 Absence of Certain Changes or Events. Except as disclosed in Section 5.6 of the MCC Disclosure Letter, in the period between June 30, 2011 and the date hereof, the business of MCC and the MCC Subsidiaries has been conducted in the ordinary course consistent with past practice and there has been no MCC Material Adverse Change.

5.7 Absence of Litigation. Except as set forth in Section 5.7 of the MCC Disclosure Letter and except as would not reasonably be expected, individually or in the aggregate, to be materially adverse to MCC and the MCC Subsidiaries, taken as a whole, (i) there are no Actions that are pending or, to the Knowledge of MCC threatened in writing, against MCC, any MCC Subsidiary or any of their assets or businesses; (ii) neither MCC nor any MCC Subsidiary or any of their assets or businesses is bound by any Governmental Order (other than Governmental Orders of general application to Persons engaged in the same lines of business as MCC and its Subsidiaries) and (iii) to the Knowledge of MCC, neither MCC nor any MCC Subsidiary or any of their assets or businesses is the subject of any pending or threatened investigation by any Governmental Authority.

5.8 Compliance with Laws. Except as set forth in Section 5.8 of the MCC Disclosure Letter and as would not reasonably be expected, individually or in the aggregate, to be materially adverse to MCC and the MCC Subsidiaries, taken as a whole, MCC and each MCC Subsidiaries is, and since December 31, 2009 has been, in compliance in all material respects with all applicable Laws. Neither MCC nor any MCC Subsidiary has, to their Knowledge, received, since December 31, 2009, any written notice to the effect that MCC or any MCC Subsidiary is not in compliance, in any material respect, with any applicable Laws.

5.9 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which the DLJ or the Company Stockholders or, prior to the Closing, the Company shall have any obligations in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of MCC.

5.10 Purchase for Investment. MCC (i) is acquiring the Chilean JV Interests solely for its own account for investment purposes and not with a view to the distribution thereof, (ii) is a sophisticated investor with knowledge and experience in business and financial matters, (iii) has received certain information concerning Chilean JV Interests as desired in order to evaluate the merits and the risks inherent in acquiring and holding the Chilean JV Interests, (iv) is able to bear the economic risk and lack of liquidity inherent in holding Chilean JV Interests and (v) is an accredited investor within the meaning of Rule 501 of the Securities Act.

5.11 Formation of Newco; No Prior Activities. Newco was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Since its date of formation, other than the execution of this Agreement and matters ancillary thereto, Newco has not carried on any business or conducted any operations and Newco will not do so prior to the Effective Time. Newco is disregarded as an entity separate from its owner within the meaning of Treasury Regulations section 301.7701-3(b).

5.12 Debt Financing.

(a) Section 5.12 of the MCC Disclosure Letter sets forth a complete and accurate copy of the executed amendment to the MCC Credit Agreement, with all related schedules, exhibits and annexes attached thereto (collectively, the “MCC Credit Agreement Amendment”), pursuant to which the Lenders have committed to lend the amounts set forth therein to MCC (or to the Company or a Company Subsidiary) for the purpose of financing the amounts payable by MCC and its Subsidiaries under Article II and Article III hereof, the extension of the maturity date of existing Indebtedness of MCC under the MCC Credit Agreement and the repayment or refinancing of certain outstanding Indebtedness of the Company and the Company Subsidiaries in an aggregate principal amount of not less than $500,000,000, which aggregate principal amount consists of $187,500,000 originally made available under the MCC Credit Agreement plus an additional amount of not less than $312,500,000 (collectively, the “Debt Financing”). Except as set forth in the MCC Credit Agreement Amendment, there are no conditions precedent to the respective obligations of the Lenders to fund the Debt Financing. Other than the MCC Credit Agreement Amendment, there are no other agreements, side letters or arrangements that would permit the Lenders to reduce the amount of the Debt Financing or that would otherwise affect the availability of the Debt Financing. Each of the MCC Credit Agreement and the MCC Credit Agreement Amendment has been duly executed and delivered by, and is a legal, valid and binding obligation of MCC and its Affiliates that are parties thereto, and to the Knowledge of MCC, all other parties thereto, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or similar laws in effect which affect the enforcement of creditors’ rights generally or equitable principles or remedies (whether considered at law or equity). The MCC Credit Agreement is in full force and effect and upon satisfaction of the conditions set forth in Sections 2(b)(2), 2(b)(3) and 2(b)(4) of the MCC Credit Agreement Amendment, the MCC Credit Agreement Amendment will be in full force and effect, and neither the MCC Credit Agreement nor the MCC Credit Agreement Amendment has been withdrawn or terminated or otherwise amended or modified in any respect, except as permitted by Section 6.10. All commitment and other fees required to be paid under the MCC Credit Agreement or the MCC Credit Agreement Amendment on or prior to the date hereof have been paid and, as of the date hereof, to the Knowledge of MCC, there is no fact or occurrence existing that would make any of the statements (including any representations or warranties) set forth in the MCC Credit Agreement or the MCC Credit Agreement Amendment inaccurate. Neither MCC nor any of its Affiliates nor, to the Knowledge of

MCC, any other party to the MCC Credit Agreement or the MCC Credit Agreement Amendment, is in material breach or violation of, or material default under, the MCC Credit Agreement or the MCC Credit Agreement Amendment.

(b) Assuming the satisfaction of the conditions in Section 7.1 and 7.3 and no material breach or default by the Company or DLJ hereunder, to the Knowledge of MCC, there is no fact or occurrence as of the date hereof that would cause the conditions to funding of the Debt Financing as set forth in the MCC Credit Agreement and the MCC Credit Agreement Amendment not to be satisfied at or before the Closing, and MCC has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the MCC Credit Agreement or the MCC Credit Agreement Amendment. Assuming the satisfaction of the conditions in Section 7.1 and 7.3, on or before the Closing Date MCC will have, (i) sufficient cash, available lines of credit or other sources of immediately available funds to consummate all of the transactions contemplated by this Agreement, including, without limitation, the payment of the amounts payable by MCC and its Subsidiaries under Article II and Article III hereof and the repayment or refinancing of any outstanding Indebtedness of the Company and the Company Subsidiaries and the payment of any fees or expenses associated with any of the foregoing, and (ii) the resources and capabilities (financial and otherwise) to perform its obligations under this Agreement.

5.13 Offering of Securities. Neither MCC nor any Person acting on its behalf has taken any action (including any offering of any securities of MCC under circumstances which would require integration of such offering with the offering of any MCC Shares to be issued pursuant to this Agreement under the Securities Act and rules and regulations of the SEC thereunder) which might subject the offering and issuance of any of the MCC Shares to the Company Stockholders pursuant to this Agreement to registration requirements of the Securities Act.

5.14 No Other Representations and Warranties; Schedules. None of MCC or Newco or any of their respective Affiliates or their and their Affiliates’ Representatives, makes or has made any express or implied representation or warranty on behalf of MCC or Newco other than those expressly set forth in this Article V. The inclusion of any matter in the MCC Disclosure Letters shall not be deemed to constitute an admission by MCC or Newco or otherwise imply that any such matter is material for the purposes of this Agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Conduct of Business Prior to the Closing.

(a) Except (i) for such actions as are expressly contemplated by this Agreement or (ii) as described in Section 6.1 of the Company Disclosure Letter, between the date of this Agreement and the Closing Date, each of the Company and the Company Subsidiaries shall (x) conduct the Business in the ordinary course and consistent with past practice and (y) use its reasonable best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees; provided, however, that in no event shall the Company or any Company Subsidiaries be required to incur expenses in excess of $250,000 in the aggregate in order to comply with the foregoing clause (y) of this Section 6.1(a) with respect to officers and employees in addition to any and all amounts due and payable pursuant to the Contracts described on Section 1.1-G of the Company Disclosure Schedule and any amounts paid to satisfy the Company’s or any Company Subsidiary’s obligations described in Section 1.1-C of the Company Disclosure Letter. Without limiting the foregoing, except (i) for such actions as are expressly contemplated by this Agreement or (ii) as described in Section 6.1 of the Company Disclosure Letter, without the prior written consent of MCC (which consent shall not be unreasonably withheld), between the date of this Agreement and the Closing Date, none of the Company or any Company Subsidiary shall:

(1) change any of the Company’s, any Company Subsidiary’s or the Business’s material accounting or financial reporting methods, principles or practices, other than changes required by GAAP or Chilean GAAP, as applicable;

(2) with respect to any Tax with respect to which a Company or a Company Subsidiary files a non-consolidated Tax Return, make or change any Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of the Company Subsidiaries, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Companies or any of the Company Subsidiaries if such election, agreement, settlement, surrender, adoption, change, amendment or consent would have the effect of increasing the Tax liability of the Company or any of the Company Subsidiaries for any period ending after the Closing Date;

(3) establish, or increase the benefits payable or to be provided under, any Employee Plan or establish any new bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing or other plan, program or arrangement for current or former employees, consultants or directors of the Company, any Company Subsidiary or the Business, or otherwise increase the compensation payable or to become payable to any current or former employees, consultants or directors of the Company, any Company Subsidiary or the Business, except, in each case (as applicable), (i) with respect to employees who are not executive officers of the Company or any Company Subsidiary increases in the ordinary course of business consistent with past practice, (ii) as required by the terms of any Contract or Employee Plan in effect prior to the date hereof or (iii) as may be required by Law;

(4) enter into any employment or severance agreement with any current or former employees, consultants or directors of the Company, any Company Subsidiary or the Business or modify or terminate any Employee Plan, except in the connection with the hiring or termination of employees who are not executive officers in the ordinary course of business consistent with past practice with terms and conditions that are consistent with past practice;

(5) (i) make, pay or declare any dividend or distribution with respect to the Company Stock or any other Equity Securities of the Company or the Chilean JV; (ii) redeem or repurchase any of the Company Stock or any other Equity Securities of the Company or the Chilean JV or (iii) except for the issuance of Company Stock upon the exercise of Company Options in accordance with the terms of such Company Options, issue or grant any Equity Securities or rights (including options) to acquire any Equity Securities of the Company or any Company Subsidiary;

(6) change or amend the certificate of incorporation, by-laws or other Governing Document of the Company or any Company Subsidiary;

(7) extend, materially modify, terminate (other than at the end of the term of such Contract) or renew any Material Contract, or enter into any Contract which would have been required to be listed on Section 4.11 of the Company Disclosure Letter if such Contract were in effect as of the date hereof, other than in the ordinary course of business consistent with past practice;

(8) sell, assign, transfer, convey, lease, mortgage, pledge or otherwise dispose of or encumber any Assets in an amount in excess of $100,000, except for sales, assignments or transfers of inventory in the ordinary course of business consistent with past practice;

(9) permit the Company or any Company Subsidiary to acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets or business of, any Person or any other business organization or division thereof;

(10) permit the Company or any Company Subsidiary to make any material loans or advances to any Person, or, except for expenses incurred in the ordinary course of business consistent with past practice, to any employee of the Company, any Company Subsidiary or the Business;

(11) permit the Company or any Company Subsidiary to incur, assume or guarantee any Indebtedness for borrowed money, other than (i) PIK (paid in kind) interest under existing Credit Agreements, (ii) drawings under the Revolving Credit Agreement in the ordinary course of business and (iii) other amounts not to exceed $100,000 in the aggregate;

(12) adopt a plan of complete or partial liquidation or undertake a dissolution of the Company or any Company Subsidiary;

(13) permit the Company or any of the Company Subsidiaries to fail to pay any Taxes or expenses that come due in the ordinary course of business in a manner consistent with past practice (including as to the timing for the payment thereof), except if the Company or any Company Subsidiary contests such Taxes or expenses in good faith and establishes an adequate reserve in respect thereof on its financial statements in accordance with GAAP or Chilean GAAP, as applicable; or

(14) enter into any agreement, or otherwise become obligated, to do any action prohibited hereunder.

(b) Between the date of this Agreement and the Closing Date, the Company shall and shall cause each of the Company Subsidiaries to make all commercially reasonable efforts to apply for and obtain each of the Licenses set forth in Section 6.1(b) of the Company Disclosure Letter and required under applicable Environmental Law; provided that it shall not be a condition to the parties’ obligations to consummate the transactions contemplated by this Agreement that such Licenses be obtained. Accordingly, the parties acknowledge and agree that they shall not refuse to consummate the Closing as contemplated hereunder solely as a result of the failure of the Company or any Company Subsidiary to obtain any of the Licenses set forth in Section 6.1(b) of the Company Disclosure Letter.

(c) Except (i) for such actions as are expressly contemplated by this Agreement or (ii) as described in Section 6.1 of the MCC Disclosure Letter, between the date of this Agreement and the Closing Date, each of MCC and the MCC Subsidiaries shall conduct their business in the ordinary course and consistent with past practice. Without limiting the foregoing, except (i) for such actions as are expressly contemplated by this Agreement or (ii) as described in Section 6.1 of the MCC Disclosure Letter, without the prior written consent of the Company (which consent shall not be unreasonably withheld), between the date of this Agreement and the Closing Date, MCC shall not:

(1) (i) make, pay or declare any dividend or distribution with respect to the MCC Shares or any other Equity Securities of MCC, except for regular cash dividends consistent with past practice or (ii) redeem or repurchase any of the MCC Shares or any other Equity Securities of MCC or the MCC Subsidiaries;

(2) effect any recapitalization, reclassification, stock split, stock dividend or other change in the capitalization of MCC;

(3) change or amend the articles of incorporation, code of regulations or other Governing Document of MCC or any MCC Subsidiary; or

(4) enter into any agreement, or otherwise become obligated, to do any action prohibited hereunder.

(d) Between the date that is two (2) Business Days prior to the Closing Date and the Closing Date, MCC shall not issue any MCC Shares, other than pursuant to any employee options validly exercised during such period by the holder thereof.

6.2 Access to Information.

(a) From the date of this Agreement until the Closing, upon reasonable notice, the Company (and, with respect to the Chilean JV, DLJ) shall, and shall cause the Company Subsidiaries and each of their respective Representatives to, (i) afford the MCC Representatives reasonable access, during normal business hours, to the offices, Facilities and Books and Records of the Company, the Company Subsidiaries and the Business, (ii) furnish to the MCC Representatives such additional financial and operating data and other information regarding the Assets, Facilities, goodwill and business of the Company, the Company Subsidiaries or the Business (including the work papers prepared by (a) the Company in connection with the Financial Statements or which are relevant to the Closing Balance Sheets and (b) its independent auditor in connection with such auditor’s review of any financial statements of the Company or its Company Subsidiaries; provided, however, that the independent auditor of the Company shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such independent auditor, and (iii) make available to MCC, the employees, officers and directors of the Company and the Company Subsidiaries as MCC may from time to time reasonably request in order to assist MCC in fulfilling its obligations under this Agreement and to facilitate the consummation of the transactions contemplated hereby; provided, however, that MCC shall not unreasonably interfere with the Business or operations of the Company and shall not conduct any invasive environmental, health or safety investigation or sampling, including any subsurface investigation prior to the Effective Time. Notwithstanding the foregoing, the party granting access may withhold any document (or portions thereof) or information (A) that is subject to the terms of a non-disclosure agreement with a third party, (B) that may constitute privileged attorney-client communications or attorney work product, or (C) if provision of such document (or portions thereof) or information, as determined by such party’s counsel, would reasonably be expected to conflict with applicable Laws.

(b) The Company agrees, and each of the Company and DLJ agrees to cause the Chilean JV, to provide such cooperation as may be reasonably requested by MCC in timely obtaining the Debt Financing, including, without limitation, (A) assisting in the preparation of offering circulars, confidential information memoranda and rating agency presentations with respect to the Debt Financings, (B) using reasonable efforts to prepare and deliver such financial and statistical information relating to the Business as may be reasonably requested in connection with the Debt Financings, (C) making appropriate employees, accountants and advisors of the Companies available for due diligence meetings and for participation in meetings with rating agencies and prospective lenders and investors, (D) providing timely access to diligence materials and appropriate personnel to allow lenders and their Representatives to complete all reasonably required diligence and (E) providing reasonable assistance with respect to the review and granting of security interests in collateral for the Debt Financings; provided, however, that until the Closing occurs, none of the Company, DLJ or any Company Subsidiary shall have any liability or any obligation under any agreement or document related to the Debt Financing. All reasonable out-of-pocket expenses incurred by the Company, DLJ or any Company Subsidiaries in connection with the foregoing shall be paid or reimbursed promptly following demand therefor, by MCC. If the Effective Time does not occur, the Company, DLJ, the Company Subsidiaries and their respective Representatives shall be indemnified and held harmless by MCC for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Financing (or Alternate Debt Financing) and any information utilized in connection therewith (other than information provided by or on behalf of the Company or the Company Subsidiaries).

6.3 Confidentiality. Notwithstanding any provision in the Confidentiality Agreement to the contrary, the Confidentiality Agreement shall remain in full force and effect after the date hereof until the Closing, at which time it shall terminate, and all information provided to MCC pursuant to Section 6.2 shall be held by MCC as Evaluation Material (as defined in the Confidentiality Agreement) and shall be subject to the Confidentiality Agreement; provided that MCC shall be entitled to share Evaluation Material (as defined in the Confidentiality Agreement) with the Lenders and their respective counsel, Affiliates and advisors (which each shall be considered “Representatives” thereunder and “MCC Representatives” hereunder) pursuant to the terms of the Confidentiality Agreement applicable to the Representatives. Without limiting the foregoing, MCC shall not, and shall cause the MCC Representatives not to, contact or communicate with any of the customers or suppliers of the Business with respect to the Company, any Company Subsidiary or the Business or the transactions contemplated by this Agreement, except with the prior written consent of the Company (which consent shall not be unreasonably withheld). If this Agreement is for any reason terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect. For a period of three (3) years from the Closing Date, DLJ shall treat all non-public or proprietary data and information relating to the Company, the Company Subsidiaries or the Business (“Confidential Information”) as confidential, preserve the confidentiality thereof and not duplicate or use or disclose to any Person such Confidential Information, other than to its Affiliates and limited partners and their respective Representatives in connection with the analysis of the transactions contemplated hereby and/or DLJ’s reporting obligations to its limited partners. DLJ shall inform each such Affiliate, limited partner or Representative of the provisions of this Section 6.3 and shall be responsible for ensuring that any such Persons shall abide by such provisions. The obligation of confidentiality imposed by this Section 6.3 shall not apply to Confidential Information that otherwise is or becomes publicly available through no act of DLJ in breach of this Agreement. If any Person makes a demand on DLJ purporting to legally compel it to divulge any such Confidential Information during such period, DLJ shall, to the extent legally permitted, immediately give notice of the demand to MCC. Prior to the time DLJ may be compelled to divulge any Confidential Information during such period, MCC may, at its own expense, challenge the demand, initiate judicial proceedings to obtain an appropriate protective order or injunction or seek other appropriate legal remedies. So long as DLJ is not legally required to divulge such Confidential Information, DLJ shall not divulge such Confidential Information during such period until MCC either has concluded not to challenge the demand, or has exhausted its challenge, including appeals, if any; and thereafter may divulge, without liability hereunder, only such Confidential Information which is legally required.

6.4 Regulatory and Other Authorizations, Consents. The Company, DLJ (with respect to the transfer of the Chilean JV Interests) and MCC shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers. Each party hereto shall use its reasonable best efforts to obtain all authorizations, consents (including any consents required under the terms of any Material Contract), orders and approvals of, and to give all notices to and make all filings with, all Governmental Authorities and other third parties that may be or become necessary for or as a result of its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, and each party will cooperate fully with the other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals, giving such notices, and making such filings. In furtherance of the foregoing, each party agrees to take any and all commercially reasonable action (at its sole cost and expense) to avoid or eliminate each and every impediment that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible, including (A) the prompt use of its reasonable best efforts to avoid the entry of, or to effect the dissolution of, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person, including any Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions, in each case, if such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any proceeding in any forum or (y) issuance of any order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement by any Governmental Authority and (B) the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with its terms unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, any and all steps (including the appeal thereof and the posting of a bond) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement. Notwithstanding the foregoing or anything set forth in this Agreement, no party’s obligations hereunder shall be deemed to require such party to divest any assets or properties held by such party or to hold any assets or properties separately as a condition of obtaining the consent of any Antitrust Authority to the transactions contemplated hereby.

6.5 Further Action. Subject to the terms and conditions herein provided, before, at and after the Closing, each of the parties hereto covenants and agrees (x) to use commercially reasonable efforts to deliver or cause to be delivered such documents and other papers and to take or cause to be taken such further actions as may be necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated hereby, and, in furtherance of the foregoing and subject to applicable Law, the Company (and DLJ, with respect to the Chilean JV) agree to cooperate with MCC, and take any action reasonably requested by MCC, with respect to the integration of the Business and the Company with MCC’s existing businesses and operations and (y) to refrain from taking any actions (other than exercising its rights or complying with its obligations hereunder) that could reasonably be expected to impair, delay or impede the Closing.

6.6 Notification of Certain Matters.

(a) From the date hereof through Closing, the parties hereto shall give prompt notice to the other parties of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (iii) any Actions, suits, claims, investigations or proceedings commenced that, if pending on the date of this Agreement, would have been required to have been disclosed; (iv) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause such party’s respective representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect and (v) any material failure of such party to comply with or satisfy any of its respective covenants, conditions or agreements to be complied with or satisfied by it under this Agreement; provided, however, that such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement, or to satisfy any condition.

(b) The Company shall provide MCC with an unaudited balance sheet and the related statements of income, cash flows and changes in stockholders’ equity of the Company, prepared consistently (including as to scope and detail) with the financial statements historically delivered by the Company to its lenders, for each month from the date hereof through the Closing Date, within forty five (45) calendar days after the end of each such month. The Company (and DLJ and the Company, with respect to the Chilean JV) shall also use their commercially reasonable efforts prior to Closing to prepare, or assist MCC in causing to be prepared, as promptly as practicable, and in any event no later than 70 days following the Closing Date, any financial statements that MCC is required to file pursuant to Rule 3-05 or Article 11 of Regulation S-X under the 1934 Act.

6.7 Exclusivity. From the date hereof through the Closing Date or earlier termination of this Agreement pursuant to Article X, neither DLJ (with respect to the Chilean JV Interests) nor the Company shall, nor shall any of them permit its respective Affiliates and Representatives to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any Person or group of Persons (other than MCC or any of its Affiliates) in furtherance of any merger, sale of material assets (other than as permitted under Section 6.1), sale of the Company or the Chilean JV Interests, or similar transactions involving the Company or the Business (an “Acquisition Proposal”). Without limiting the obligations under the preceding sentence, DLJ (with respect to the Chilean JV Interests) and the Company shall (i) immediately notify MCC (orally and in writing) if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, any information is requested with respect to any Acquisition Proposal, (ii) include in such notification the terms of any such proposal or offer that it may receive with respect thereto (and provide MCC with a copy thereof in writing), including the identity of the soliciting party and (iii) keep MCC informed with respect to the status of the foregoing.

6.8 Indemnification of Directors and Officers.

(a) MCC and Newco agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or the Company Subsidiaries (the “Indemnified D&O Parties”) as provided in their respective Governing Documents or in any agreement (a “Company Indemnity Agreement”), each as in effect on the date of this Agreement shall survive the Merger and shall continue in full force and effect in accordance with their terms. MCC and the Surviving Company shall (and MCC shall cause the Surviving Company to) indemnify, defend and hold harmless, and advance expenses to Indemnified D&O Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent provided by: (i) the Governing Documents of the Company and the Company Subsidiaries as in effect on the date of this Agreement and (ii) any Company Indemnity Agreement between any such Indemnified D&O Party on the one hand and the Company or any of the Company Subsidiaries on the other hand.

(b) Without limiting the provisions of Section 6.8(a), from and after the Effective Time, MCC will: (i) indemnify, defend and hold harmless to the fullest extent permitted by applicable Law, each Indemnified D&O Party from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties liabilities and amounts paid in settlement (including, in each case, any interest or assessments thereon) in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Indemnified D&O Party’s capacity as a director, officer or employee of the Company or any of the Company Subsidiaries prior to the Effective Time; or (B) the Merger, this Agreement and any transactions contemplated hereby; and (ii) pay (within 30 days following any request for advancement) the expenses (including reasonable attorneys’ fees) of any Indemnified D&O Party incurred in connection with any such claim, action, suit, proceeding or investigation upon receipt of an undertaking by or on behalf of such Indemnified D&O Party to repay such amount if it shall ultimately be determined that such Indemnified D&O Party is not entitled to be indemnified, in each case, if such Indemnified D&O Party is entitled to indemnification or advancement of expenses as of the date of this Agreement pursuant to the Company’s or any Company Subsidiary’s Governing Documents or any applicable Company Indemnity Agreement.

(c) MCC will provide, or cause the Surviving Company to provide, for a period of not less than six years after the Effective Time, the Indemnified D&O Parties who are insured under the Company’s or any Company Subsidiary’s directors’ and officers’ insurance and indemnification policy with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the existing policy of the Company; provided that MCC and the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium paid as of the date hereof by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage at any time exceed such amount, MCC or the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Notwithstanding anything to the contrary in this Agreement, the Company may and at MCC’s request shall, prior to the Effective Time, purchase a “tail” directors’ and officers’ insurance and indemnification policy, provided that payment for each year of insurance coverage provided by such “tail” directors’ and officers’ insurance policy shall not exceed 300% of the annual premium paid as of the date hereof by the Company. Any such “tail” directors’ and officers’ insurance and indemnification policy will satisfy MCC’s obligation under this Section 6.8(c) to provide D&O Insurance.

(d) The Indemnified D&O Parties to whom this Section 6.8 applies shall be third party beneficiaries of this Section 6.8. The provisions of this Section 6.8 are intended to be for the benefit of each Indemnified D&O Party and his or her successors, heirs and representatives.

(e) Notwithstanding anything herein to the contrary, this Section 6.8 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of MCC, the Surviving Company and its Subsidiaries, and shall be enforceable by the Indemnified D&O Parties and their successors, heirs or representatives. In the event that MCC, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such other person or the successors and assigns of MCC or the Surviving Company as the case may be shall succeed to its obligations set forth in this Section 6.8.

6.9 Intercompany Accounts and Related Party Transactions. DLJ and the Company shall cause all intercompany accounts between DLJ, the Diamond Castle Entities or any of their respective Affiliates (other than the Company and the Company Subsidiaries), on the one hand, and the Company or any Company Subsidiary, on the other hand, as of the Closing to be settled (irrespective of the terms of payment of such intercompany accounts) in the manner provided in this Section. Except as set forth in Section 6.9 of the Company Disclosure Letter, DLJ and the Company shall cause all agreements between the Company or any Company Subsidiary, on the one hand, and DLJ or the Diamond Castle Entities, on the other hand, to be terminated as of the Closing and, except as set forth in Section 6.9 of the Company Disclosure Letter, each party thereto shall have granted to the other parties thereto a full and unconditional release from any and all obligations arising thereunder, in form and substance reasonably satisfactory to MCC. At least five (5) Business Days prior to the Closing, the Company (and DLJ, with respect to the Chilean JV) shall prepare and deliver to MCC a statement setting out in reasonable detail the calculation of all such intercompany account balances based upon the latest available financial information as of such date and, to the extent requested by MCC, provide MCC with supporting documentation to verify the underlying intercompany charges and transactions. All such intercompany account balances shall be settled in full on or prior to the Closing.

6.10 Debt Financing.

(a) MCC shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Debt Financing on the terms and conditions described in the MCC Credit Agreement and the MCC Credit Agreement Amendment, including taking all actions necessary to (A) satisfy on a timely basis all terms, covenants and conditions set forth in the MCC Credit Agreement and the MCC Credit Agreement Amendment and (B) consummate the Debt Financing at or prior to Closing; provided that none of MCC, Newco or any of their respective Affiliates shall be required under this Section 6.10(a) to threaten, commence or prosecute any legal proceeding against any lender or other party to the MCC Credit Agreement or the MCC Credit Agreement Amendment.

(b) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the MCC Credit Agreement or the MCC Credit Agreement Amendment or the Debt Financing available under the MCC Credit Agreement Amendment or the MCC Credit Agreement Amendment shall expire, be terminated or modified in a manner adverse to MCC for any reason, MCC shall arrange to obtain alternative financing in an amount sufficient to replace the Debt Financing (the “Alternate Debt Financing”) and to obtain, and, when obtained, to provide DLJ and the Company with a copy of, a new financing commitment (the “New Debt Financing Commitment”). To the extent applicable, MCC shall take, or cause to be taken, all actions necessary, proper or advisable to arrange promptly and consummate the Alternate Debt Financing on the terms and conditions described in any New Debt Financing Commitment, including taking all actions necessary to (A) satisfy on a timely basis all terms, covenants and conditions set forth in the New Debt Financing Commitment; (B) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the New Debt Financing Commitment (including the flex provisions) and (C) consummate the Alternate Debt Financing at or prior to the Closing.

(c) MCC shall keep DLJ and the Company fully informed with respect to all material activity concerning the status of the Debt Financing contemplated by the MCC Credit Agreement and the MCC Credit Agreement Amendment (or any Alternate Debt Financing contemplated by any New Debt Financing Commitment) and shall give DLJ and the Company prompt notice of any material change with respect to such Debt Financing (or Alternate Debt Financing). Without limiting the foregoing, MCC agrees to notify DLJ and the Company promptly, and in any event within two Business Days, if at any time (i) the Debt Financing available under the MCC Credit Agreement or the MCC Credit Agreement Amendment (or any New Debt Financing Commitment) shall expire or be terminated for any reason or any party thereto shall be in material breach thereof, (ii) any financing source that is a party to the MCC Credit Agreement or the MCC Credit Agreement Amendment (or any New Debt Financing Commitment) notifies MCC that such source no longer intends to provide financing to MCC on the terms set forth therein, (iii) any material dispute or disagreement arises among any of the parties to the MCC Credit Agreement or the MCC Credit Agreement Amendment (or any New Debt Financing Commitment) or (iv) for any reason MCC no longer believes in good faith that it will be able to obtain all or any portion of the Debt Financing contemplated by the MCC Credit Agreement or the MCC Credit Agreement Amendment (or any Alternate Debt Financing contemplated by any New Debt Financing Commitment) on the terms described therein. MCC shall not, and shall not permit any of its Affiliates to, without the prior written consent of the Company, take or fail to take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, that could reasonably be expected to impair, delay or prevent consummation of the Debt Financing contemplated by the MCC Credit Agreement or the

MCC Credit Agreement Amendment (or any Alternate Debt Financing contemplated by any New Debt Financing Commitment). MCC shall not amend, alter or waive any of its rights under, or agree to amend, alter or waive any of its rights under, the MCC Credit Agreement or the MCC Credit Agreement Amendment (or any New Debt Financing Commitment) in any manner that would (A) reduce the amount of Debt Financing (or Alternate Debt Financing) to an amount less than the amount necessary to consummate the transactions contemplated by this Agreement, (B) impose new or additional conditions to such Debt Financing (or Alternate Debt Financing) or (C) prevent, impair or delay the consummation of the transactions contemplated hereby without, in each case, the prior written consent of the Company. MCC shall promptly deliver to the Company and DLJ copies of any such amendment, alteration or waiver. Any material breach of the MCC Credit Agreement, MCC Credit Agreement Amendment, new Debt Financing Commitment or other definitive agreements with respect thereto (other than any such breach that is validly waived by the applicable lenders in accordance with the terms thereof) shall be deemed to be a material and willful breach of this Agreement.

(d) MCC hereby acknowledges and agrees that its obligation to consummate the transactions contemplated by this Agreement is not conditioned on or contingent upon obtaining or closing the Debt Financing or any Alternate Debt Financing. Any failure of MCC to consummate the transactions contemplated by this Agreement as a result of its failure to obtain or close the Debt Financing or any Alternate Debt Financing, or the unavailability for any reason (whether or not the fault of MCC) of the Debt Financing or any Alternate Debt Financing, shall be deemed to be a material and willful breach of this Agreement.

6.11 Control Share Acquisition Statute. If any Takeover Law shall become or is deemed to be applicable to the Merger or the other transactions contemplated hereby after the date of this Agreement, then MCC, Newco and members of their respective boards of directors and managers shall grant such approvals and take such actions as are necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate if possible, and otherwise to minimize, the effects of such Takeover Law on the Merger, the other transactions contemplated hereby and this Agreement.

6.12 Stock Exchange Listing. MCC shall use its reasonable best efforts to cause, prior to the Closing, the Merger Shares, and any other MCC Shares issuable or deliverable hereunder to be approved for listing on The NASDAQ Stock Market, subject to official notice of issuance. Subject to the provisions set forth in Section 2.5, MCC agrees to convert, at the request of the Stockholders’ Representative, any certificated MCC Shares issued hereunder into book-entry shares eligible for delivery, clearance and settlement through The Depository Trust Company.

6.13 Prepayment of Indebtedness. MCC shall, or shall cause one of its Affiliates, to prepay and discharge the principal amount of, and any accrued and unpaid interest on, the outstanding Indebtedness of the Company and the Company Subsidiaries set forth in Section

6.13 of the Company Disclosure Letter or that is otherwise required to be repaid as a result of the consummation of the transactions contemplated hereby, including any fees or financial penalties (including breakage fees and make-whole payments) due and payable by the Company or any Company Subsidiary in connection therewith, in each case concurrently with the Closing.

6.14 Officer and Director Resignations. At or prior to Closing, the Company and DLJ (with respect to the Chilean JV) shall use their reasonable best efforts to deliver to MCC written resignations, effective as of the Closing Date, of the directors and officers of the Company and of the Company Subsidiaries identified by MCC prior to Closing.

6.15 Procedures with Respect to Owned Site Environmental Matters. Promptly after the Closing, MCC and the Stockholders’ Representative will jointly select an environmental consulting firm of national reputation reasonably acceptable to each of them (the “Environmental Engineer”). MCC and the Stockholders’ Representative shall jointly retain the Environmental Engineer, and shall instruct the Environmental Engineer to conduct a Phase II subsurface investigation with respect to the Owned Site having a scope reasonably acceptable to each of MCC and the Stockholders’ Representative (the “Phase II Subsurface Investigation”). MCC shall bear all fees and expenses of the Environmental Engineer in preparing the Phase II Subsurface Investigation. Upon the completion of the Phase II Subsurface Investigation, if the Phase II Subsurface Investigation indicates contamination with Hazardous Substances that exceed industrial cleanup standards in the state where the Owned Site is located, additional investigation and remediation will be undertaken, as appropriate, in, at, on or about the Owned Site to achieve the state’s industrial cleanup standards and all reporting and recordkeeping requirements, if any, shall be performed. If the Phase II Subsurface Investigation indicates that any discovered matter is required to be reported to any Governmental Authority, MCC and the Stockholders’ Representative or its designee shall jointly discuss with the applicable Governmental Authority any contamination issue identified in such Phase II Subsurface Investigation for which such Governmental Authority requires remediation under applicable Environmental Laws (any remediation obligations resulting from such discussions or arising because discovered levels of Hazardous Substances exceed the state’s industrial cleanup standards, the “Remediation Obligations”). MCC and the Stockholders’ Representative shall agree as promptly as practicable based on estimates received from the Environmental Engineer (and, if requested by either party, the estimate received from an additional nationally recognized engineering firm selected by such party) on the estimated cost to complete any such Remediation Obligations (the “Estimated Remediation Expense”). MCC and the Stockholders’ Representative shall use their reasonable best efforts to direct the Environmental Engineer to achieve the Remediation Obligations and, if required by any Environmental Law, to receive a closure or no further action letter or similar documentation from the applicable Governmental Authority as promptly as reasonably practicable. MCC and the Stockholders’ Representative or its designee shall jointly control and guide the process of fulfilling the Remediation Obligations, and no decisions shall be made with respect to such matters, and no related communications with the applicable Governmental Authority shall occur, without the participation and agreement of each of them. If the Remediation Obligations have in the reasonable judgment of the Stockholders’ Representative and MCC been completed, they shall promptly send a joint notice to the Escrow Agent specifying the actual Losses incurred by MCC in connection with such remediation (the “Completion Notice”). If the Remediation Obligations have not been completed within 90 days prior to the second anniversary of the Closing Date, MCC and the Stockholders’ Representative shall promptly (and in any event prior to the second anniversary of the Closing Date) agree (based on an estimate received from the Environmental Engineer and, if requested by either party, the estimate received from an additional nationally recognized engineering firm selected by such party) on the estimated cost to complete such Remediation Obligations (the “Final Remediation Expense”). At all times in connection with the obligations described in this Section 6.15, each of MCC and the Stockholders’ Representative shall act reasonably and in good faith.

ARTICLE VII

CONDITIONS TO CLOSING

7.1 Joint Conditions to the Obligations of each of DLJ, the Company, MCC and Newco. The obligations of each of DLJ, the Company, MCC and Newco to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at the Closing, of each of the following conditions:

(a) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order or Law which is in effect and has the effect of making the transactions contemplated by this Agreement or any of the Ancillary Agreements illegal or otherwise prohibiting or restricting consummation of such transactions.

(b) Governmental Consents. To the extent any of the Diamond Castle Parties becomes subject to notification and waiting period requirements under the HSR Act relating to the transactions contemplated hereby, any such applicable waiting periods shall have expired or been terminated.

7.2 Conditions to Obligations of DLJ and the Company. In addition to the satisfaction or waiver of each of the conditions set forth in Section 7.1, the obligations of DLJ and the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver at the Closing, of each of the following conditions:

(a) Representations and Warranties, Covenants. (i) The representations and warranties set forth in Section 5.3 (Capitalization) shall be accurate in all material respects as of the Closing Date as if made as of the Closing Date. Each of the other representations and warranties of MCC and Newco contained in this Agreement shall be true and correct (without giving effect to any limitations as to materiality, MCC Material Adverse Effect or MCC Material Adverse Change) as of the date hereof and as of the Closing, with the same force and effect as if made as of the Closing (or, in the case of representations and warranties which address matters only as of a particular date, as of such date), except where failures to be so true and correct would not reasonably be expected, individually or in the aggregate, to have an MCC Material Adverse Effect; (ii)

the covenants and agreements contained in this Agreement to be complied with by MCC and Newco at or prior to the Closing shall have been complied with in all material respects and (iii) DLJ and the Company shall have received a certificate of MCC as to the matters set forth in clauses (i) and (ii) above signed by a duly authorized officer of MCC; and

(b) Ancillary Agreements. MCC shall have executed and delivered to the other parties thereto, a copy of the Escrow Agreement and the Investor Rights Agreement.

(c) Material Adverse Change. Between the date hereof and the Closing Date, there shall not have occurred any event, effect, development or change that, individually or in the aggregate, has had or would reasonably be expected to have, a MCC Material Adverse Change or MCC Material Adverse Effect.

(d) NASDAQ Listing. The MCC Shares to be issued to the Company Stockholders pursuant to this Agreement shall have been approved for listing on The NASDAQ Stock Market, subject to official notice of issuance.

7.3 Conditions to Obligations of MCC and Newco. In addition to the satisfaction or waiver of each of the conditions set forth in Section 7.1, the obligations of MCC and Newco to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants. (i) The representations and warranties set forth in Section 4.3 (Capitalization) shall be accurate in all material respects as of the Closing Date as if made as of the Closing Date. Each of the other representations and warranties of the Company and DLJ contained in this Agreement shall be true and correct (without giving effect to any limitations as to materiality, Material Adverse Effect or Material Adverse Change) as of the date hereof and as of the Closing, with the same force and effect as if made as of the Closing (or, in the case of representations and warranties which address matters only as of a particular date, as of such date), except where failures to be so true and correct would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; (ii) the covenants and agreements contained in this Agreement to be complied with by the Company and DLJ at or prior to the Closing shall have been complied with in all material respects and (iii) MCC shall have received a certificate from each of DLJ and the Company as to the matters set forth in clauses (i) and (ii) above signed by a duly authorized officer of each of the DLJ and the Company, as applicable;

(b) Ancillary Agreements. The Diamond Castle Entities shall have executed and delivered to MCC a copy of the Investor Rights Agreement and the Stockholders’ Representative shall have executed and delivered to MCC a copy of the Escrow Agreement.

(c) FIRPTA Certificate. The Company shall have provided a FIRPTA certification in accordance with section 1445 of the Code and the Treasury Regulations thereunder in a form reasonably satisfactory to MCC that the Company Stock does not constitute a U.S. real property interest.

(d) Material Adverse Change. Between the date hereof and the Closing Date, there shall not have occurred any event, effect, development or change that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Change or Material Adverse Effect.

ARTICLE VIII

INDEMNIFICATION

8.1 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties of the parties hereto contained herein (or in any certificate or other writing delivered pursuant hereto) shall survive the Closing and shall remain in full force and effect for a period of eighteen (18) months after the Closing Date; provided, however, that the representations and warranties set forth in Section 4.3 (Capitalization), Section 4.19 (Tax Matters) and Section 5.3 (Capitalization) shall survive for a period of two (2) years after the Closing Date. The covenants and agreements of the parties in this Agreement that by their terms apply or are to be performed in their entirety on or prior to the Closing shall terminate at the Closing except for the covenants and agreements set forth in Section 2.3 (Actions at the Closing of the Merger), Section 2.9 (Company Options and Warrants) and in Section 6.9 (Intercompany Accounts and Related Party Transactions) which survive the Closing, and the covenants and agreements of the parties in this Agreement that by their terms apply or are to be performed in whole or in part after the Closing shall survive for the period provided in such covenants and agreements, if any, or until fully performed.

8.2 Indemnification.

(a) Indemnifying Company Stockholders and DLJ Indemnification. Subject to the provisions of this Section 8.2, the Indemnifying Company Stockholders and DLJ, severally on the basis described below, shall indemnify, defend and hold harmless MCC, its Affiliates (including, following the Closing, the Surviving Company), and their respective Representatives (the “MCC Indemnified Parties”) from and against any and all Losses, whether or not involving any third party claims, arising out of, resulting from or relating to (i) any breach, inaccuracy or failure to be true of any representation or warranty of the Company or DLJ, as applicable, contained in Article IV, (ii) any breach of any covenant or agreement of DLJ contained herein (to the extent required to be performed after the Closing), (iii) any breach of any covenant or agreement of DLJ or the Company set forth in Section 6.9 (Intercompany Accounts and Related Party Transactions) or Section 2.9 (Company Options and Warrants), (iv) any of the Special Indemnification Matters, (v) any Special Leased Site Environmental Liabilities or (vi) any Special Owned Site Environmental Liabilities. Except with respect to (A) any Listing Representations, (B) the representations and warranties set forth in Section 4.6(a), and (C) the definitions of Assets, Encumbrances, Leased Real Property and Permitted Encumbrances as included in the representations and warranties set forth in Article IV, for purposes of determining whether or not any breaches of representations and warranties of the Company and DLJ contained in Article IV shall have occurred, under this Article VIII only, the representations and warranties of such parties shall not be deemed qualified by any reference to materiality, materially adverse, Material Adverse Effect or Material Adverse Change or similar effect (which, in each case, instead will be read as an adverse effect or change). The Indemnifying Company Stockholders shall, subject to the limitations contained herein, be solely responsible for Company Indemnifiable Losses, severally and not jointly, based on their Pro Rata Share of such Losses. With respect to Chilean JV Indemnifiable Losses, (i) DLJ shall, subject to the limitations contained herein, be responsible for fifty percent (50%) of any such Losses and (ii) the Indemnifying Company Stockholders shall, subject to the limitations contained herein, be responsible for the other fifty percent (50%) of any such Losses, severally and not jointly, based on their Pro Rata Share of such Losses. DLJ Indemnifiable Losses shall, subject to the limitations contained herein, be the sole responsibility of DLJ. Any indemnity claim that is the responsibility of the Indemnifying Company Stockholders shall be satisfied from the Company Indemnity Escrow Shares (and, in the case of any Claim with respect to any Special Owned Site Environmental Liabilities, the Special Environmental Escrow Shares) pursuant to the terms of the Escrow Agreement and any indemnity claim that is the responsibility of DLJ shall be satisfied from the DLJ Indemnity Escrow Deposit pursuant to the terms of the Escrow Agreement. For purposes of determining the number of MCC Shares to be transferred to MCC out of the General York Escrow Fund or the Special Environmental Escrow Fund pursuant to the terms of the Escrow Agreement, the MCC Shares shall be valued at the MCC Stock Price as of the date provided for in the Escrow Agreement.

(b) MCC and Surviving Company Indemnification. Subject to the provisions of this Section 8.2, MCC and the Surviving Company shall indemnify, defend and hold harmless the Company Stockholders, DLJ, their respective Affiliates (other than, following the Closing, the Company), and their respective Representatives (the Stockholder Indemnified Parties”) from and against any and all Losses, whether or not involving any third party claim, arising out of, resulting from or relating to (i) any breach, inaccuracy or failure to be true of any representation or warranty of MCC or Newco contained in Article V or (ii) any breach of any covenant or agreement of MCC or Newco contained herein (to the extent required to be performed after the Closing) or any breach of any covenant or agreement of MCC set forth in Section 2.3 (Actions at the Closing of the Merger). Except with respect to the representations and warranties set forth in Section 5.5(b) and the definitions of Encumbrances and Permitted Encumbrances as included in the representations and warranties set forth in Article V, for purposes of determining whether or not any breaches of representations and warranties of MCC and Newco contained in Article V shall have occurred, under this Article VIII only, the representations and warranties of such parties shall not be deemed qualified by any reference to materiality, materially adverse, MCC Material Adverse Effect or MCC

Material Adverse Change, or similar effect (which, in each case, instead will be read as an adverse effect or change). Any payment by MCC hereunder shall be paid in cash by wire transfer of immediately available funds.

(c) Claim Procedure. If a claim for Losses (a “Claim”) is to be made by an indemnified party, such indemnified party shall give written notice (a “Claim Notice”) to (i) the Stockholders’ Representative and DLJ, in the case of indemnification pursuant to Section 8.2(a), and (ii) MCC, in the case of indemnification pursuant to Section 8.2(b) (the recipient of such notice referred to below as the “indemnifying party”), in either case promptly after such indemnified party becomes aware of any fact, condition or event which may give rise to Losses for which indemnification may be sought under this Section 8.2, specifying with reasonable detail the amount of such Losses, a description in reasonable detail of the facts giving raise to such Losses and the basis of the indemnifying party’s responsibility thereof (including the particular representation, warranty, agreement or covenant in this Agreement under which such indemnified party believes such liability arises). If any lawsuit or other action is filed or instituted against any indemnified party with respect to a matter subject to indemnity hereunder, notice thereof (a “Third Party Notice”) shall be given to the indemnifying party as promptly as reasonably practicable. The failure of any indemnified party to give timely notice hereunder shall not affect such indemnified party’s rights to indemnification hereunder, except to the extent such delay or failure materially prejudices the indemnifying party’s ability to defend such Claim or mitigate any Losses resulting therefrom. After receipt of a Third Party Notice, the indemnifying party shall have the right, by providing written notice to the indemnified party, to (i) take control of the defense and investigation of such lawsuit or action, (ii) employ and engage attorneys of its own choice (subject to the approval of the indemnified party, such approval not to be unreasonably withheld) to handle and defend the same, at the indemnifying party’s sole cost, risk and expense, and (iii) compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the indemnified party (which shall not be unreasonably withheld); provided that such consent will not be required if such settlement includes an unconditional release of the indemnified party and otherwise provides solely for payment of monetary damages for which the indemnified party will be indemnified in full. The indemnified party shall, at the expense of the indemnifying party, cooperate in all reasonable respects with the indemnifying party and such attorneys in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom; and the indemnified party may, at its own cost, further participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. If the indemnifying party fails to assume the defense of such claim within thirty (30) days after receipt of the Third Party Notice (or such earlier date, if the failure to assume the defense on such earlier date would materially impair the ability of such indemnified party to defend such claim), the indemnified party against which such claim has been asserted will (upon delivering notice to such effect to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim and the indemnifying party shall have the right to participate therein at its own cost; provided, however, that, prior to the time that the indemnifying party assumes the defense hereunder, the indemnified party may take such actions as are necessary so that its ability to defend such claim is not materially impaired. The indemnified party shall not compromise or settle any claim for which it is seeking indemnification from the indemnifying party or admit to any liability with respect to such claim or demand without the prior written consent of the indemnifying party. Notwithstanding anything to the contrary in this Article VIII (including Section 8.2), no indemnifying party shall have any liability under this Article VIII for any Losses arising out of or in connection with any third party claim that is settled or compromised by an indemnified party without the consent of such indemnifying party. The parties agree and acknowledge that the Stockholders’ Representatives shall exercise all the rights of the Company Stockholders and DLJ as indemnifying parties or indemnified parties under this Section 8.2(c).

(d) Limitations on Indemnification Obligations of the Indemnifying Company Stockholders and DLJ. Notwithstanding the foregoing, (i) no MCC Indemnified Party shall be entitled to indemnification pursuant to Section 8.2(a)(i) with respect to any claim unless such claim (or series of related claims arising from the same or substantially similar and concurrent facts or circumstances) involves a Qualifying Loss (nor shall any such claim that is not a Qualifying Loss be applied to or considered for purposes of calculating the aggregate amount of the Losses for which any MCC Indemnified Parties are entitled to indemnification under clause (ii) of this Section 8.2(d) below); (ii) no MCC Indemnified Party shall be entitled to indemnification pursuant to Section 8.2(a)(i) for any Losses unless and until the amount of all Qualifying Losses for which all MCC Indemnified Parties are entitled to indemnification pursuant to Section 8.2(a)(i) exceeds the Threshold Amount, and then only for the aggregate amount of all Qualifying Losses in excess of the Threshold Amount; (iii) in no event shall the aggregate amount of Losses for which the MCC Indemnified Parties shall be entitled to indemnification pursuant to Section 8.2(a) (excluding Section 8.2(a)(vi)) exceed the Indemnification Cap; (iv) in no event shall the aggregate amount of Losses for which the MCC Indemnified Parties shall be entitled to indemnification pursuant to Section 8.2(a)(vi) exceed the lesser of (A) an amount equal to one hundred and fifty percent (150%) of the Estimated Remediation Expense or (B) when taken together with the aggregate amount of other Losses for which the MCC Indemnified Parties are entitled to indemnification pursuant to Section 8.2(a), the Combined Indemnification Cap; and (v) no MCC Indemnified Party shall be entitled to indemnification for any Special Leased Site Environmental Liabilities unless and until the amount of all such Losses for which all MCC Indemnified Parties are entitled to indemnification exceeds the Special Indemnity Threshold, and then only for the aggregate amount of all such Losses in excess of the Special Indemnity Threshold. The limitations set forth in the foregoing clauses (i) and (ii) of this Section 8.2(d) shall not apply to Losses attributable to any claim based on a breach, inaccuracy or failure to be true of any representation or warranty set forth in Section 4.3 (Capitalization of the Company).

(e) Limitations on Indemnification Obligations of MCC and the Surviving Company. Notwithstanding the foregoing, (i) no Stockholder Indemnified Party shall be entitled to indemnification pursuant to Section 8.2(b)(i) with respect to any claim unless such claim (or series of related claims arising from the same or substantially similar and concurrent facts or circumstances) involves a Qualifying Loss (nor shall any such claim that is not a Qualifying Loss be applied to or considered for purposes of calculating the aggregate amount of the Losses for which any Stockholder Indemnified Parties are entitled to indemnification under clause (ii) of this Section 8.2(e) below); (ii) no Stockholder Indemnified Party shall be entitled to indemnification pursuant to Section 8.2(b)(i) for any Losses unless and until the amount of all Qualifying Losses for which all Stockholder Indemnified Parties are entitled to indemnification pursuant to Section 8.2(b)(i) exceeds the Threshold Amount, and then only for the aggregate amount of all Qualifying Losses in excess of the Threshold Amount; and (iii) in no event shall the aggregate amount of Losses for which the Stockholder Indemnified Parties shall be entitled to indemnification pursuant to Section 8.2(b) exceed the Indemnification Cap; provided, however, that the foregoing limitations shall not apply to any of MCC’s or LabelCorp Holdings’ obligations under Article II and Article III hereof to make the payments and take the other actions required thereunder; and provided, further, that the limitations set forth in the foregoing clauses (i) and (ii) of this Section 8.2(e) shall not apply to Losses attributable to any claim based on a breach, inaccuracy or failure to be true of any representation or warranty set forth in Section 5.3 (Capitalization of MCC).

(f) Survival. Notwithstanding any provision hereof to the contrary, no Claim may be asserted (i) for the breach of any representation, warranty covenant or agreement contained herein after the expiration of the survival period applicable to such representation, warranty, covenant or agreement, as specified in Section 8.1, (ii) with respect to any Special Indemnification Matter after the eighteenth month anniversary of the Closing Date, or (iii) with respect to any Special Leased Site Environmental Liabilities or Special Owned Site Environmental Liabilities after the second anniversary of the Closing Date; provided that neither Section 8.1 nor this Section 8.2(f) shall limit the ability of any indemnified party to recover for any Claim relating to the breach of any representation, warranty, covenant or agreement, any Special Indemnification Matter, Special Leased Site Environmental Liabilities or Special Owned Site Environmental Liabilities asserted in writing prior to the expiration of the survival period applicable to such representation, warranty, covenant, agreement or other Claim.

8.3 Other Indemnification Limitations.

(a) For purposes of determining the amount of any Losses subject to indemnification under this Article VIII, the amount of such Losses will be determined net of any amounts reflected or taken into account in the calculation of the Final Company Closing Date Net Indebtedness or Final Chilean JV Closing Date Net Indebtedness.

(b) In determining the amount of the payment necessary to indemnify any party against, or reimburse any party for Losses, the amount of the Losses shall be determined net of any Tax benefit derived (or reasonably expected to be derived) by the indemnified party (or any Affiliate thereof) as the result of sustaining or paying such Losses (including as the result of facts or circumstances due to which the indemnified party sustained or paid such Losses).

(c) In no event shall an Indemnifying Party have liability to the Indemnified Party for any consequential, special, incidental, indirect or punitive damages, lost profits, diminution in value or similar items (except for punitive damages in respect of the matters referred to in clause (i) of the definition of Special Indemnification Matters).

(d) To the extent an indemnified party is entitled to recover any amounts from an insurer or any third party with respect to any Losses, such indemnified party shall, and shall cause its Affiliates to, use reasonable efforts to effect such recovery. If at any time subsequent to receipt by an indemnified party of an indemnity payment under this Article VIII, such indemnified party receives any recovery, settlement or other similar payment with respect to the Losses for which it received such indemnity payment, such indemnified party shall reimburse to the indemnifying parties the net amount recovered. If an indemnified party receives any payment from an indemnifying party in respect of any Losses and the indemnified party could have recovered all or a part of such Losses from a third party based on the underlying claim asserted against the indemnifying party, the indemnified party shall assign such of its rights to proceed against such third party as are necessary to permit the indemnifying party to recover from the third party the amount of such payment.

(e) Any indemnified party shall take all commercially reasonable steps to mitigate any Losses incurred by such party upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any indemnification rights hereunder. Without limiting the foregoing, to the extent that the Company or any Company Subsidiary fails to obtain, prior to the Closing, any of the Licenses set forth on Section 6.1(b) of the Company Disclosure Letter and required under applicable Environmental Law, MCC shall make all commercially reasonable efforts to apply for and obtain each such License promptly after the Closing Date.

(f) Notwithstanding anything to the contrary in this Agreement, neither the Indemnifying Company Stockholders nor DLJ shall be required to indemnify or hold harmless MCC Indemnified Parties with respect to any indemnification matter arising under Environmental Laws to the extent (i) such matter arises out of any invasive investigation of environmental conditions, including testing or sampling, (collectively, “Environmental Tests”) undertaken by or on behalf of the Surviving Company, the MCC Indemnified Parties or their Affiliates, unless (A) such Environmental Tests are required under applicable Law or pursuant to the terms of any lease for the use of any Leased Real Property or (B) such Environmental Tests are conducted with respect to the Owned Site;

or (ii) the Surviving Company, the MCC Indemnified Parties or their Affiliates (A) remediate environmental conditions in excess of industrial standards, including standards based on land use restrictions and engineering controls or (B) incur costs in excess of those reasonably necessary to bring a condition into compliance with any Environmental Laws existing as of the Closing Date. MCC and the Stockholders’ Representative or their designees shall, with respect to any Special Leased Site Environmental Liabilities, jointly (1) control any investigation, remediation or cleanup; (2) select contractors and consultants of recognized standing and competence; (3) contact Governmental Authorities, make any reports to Governmental Authorities, submit any remedial action or compliance plans to such authorities, negotiate with such authorities, and otherwise deal with such authorities; (4) prepare the work plan for any remedial action to be submitted to a Governmental Authority; (5) approve any written submissions to any Governmental Authorities; (6) approve the entry into any orders or other legally binding agreements with any Governmental Authorities, any settlements with any third parties or any voluntary cleanup program; and (7) diligently and promptly pursue the resolution thereof. At all times in connection with the Special Leased Site Environmental Liabilities, each of MCC and the Stockholders’ Representative shall act reasonably and in good faith.

(g) To the extent that either party has Knowledge as of the date of this Agreement based on information Previously Disclosed or contained in MCC’s SEC Reports, no party shall be liable for any Losses pursuant to Section 8.2(a)(i) or Section 8.2(b)(i) with respect to any inaccuracy or breach of a representation or warranty in this Agreement with respect to such matter.

8.4 Sole Remedy; Escrow.

(a) Each party agrees that, from and after the Closing, the sole liability and obligations of the other party and the sole right, remedy and entitlement of each party for recovery of any monetary claim with respect to this Agreement shall be limited to indemnification under this Article VIII, and all such parties hereby waive any and all other statutory and common law rights and remedies (including other rights of indemnification and contribution) which the parties have or may hereafter have, provided that such waiver shall in no event be construed to prevent any party from seeking specific performance or other equitable relief or remedies or from bringing an action for fraud; and provided, further, that the obligations of the parties under Sections 6.8 and 8.5(c) shall be excepted from such limitation and waiver. The parties hereto agree that their respective current, former and prospective stockholders, investors or limited partners, other Affiliates and their respective Representatives are not parties to this Agreement, and no party shall have any right to pursue any claim or seek any legal or equitable remedy in connection with this Agreement (including, for avoidance of doubt, monetary damages and specific performance) against any current, former or prospective stockholder, investor or limited partner, other Affiliate or the respective Representatives of the other parties hereto, other than claims brought against parties to this Agreement and claims brought against the General York Escrow Fund, the Special Environmental Escrow Fund or the DLJ Escrow Fund, in each case in accordance with the terms hereof, and claims brought pursuant to Ancillary Agreements to which the Company Stockholders are a party in accordance with the terms thereof.

(b) The MCC Indemnified Parties shall, subject to the limitations contained in this Article VIII, be entitled to indemnification under this Article VIII only to the extent of amounts available in the General York Escrow Fund, the DLJ Escrow Fund and, with respect to Special Owned Site Environmental Liabilities, the Special Environmental Escrow Fund; it being understood that such General York Escrow Fund, Special Environmental Escrow Fund and DLJ Escrow Fund shall be the sole and exclusive source of recovery and remedy of any MCC Indemnified Party with respect to any claim for indemnification under this Article VIII and, as such, the indemnification obligations set forth in Section 8.2(a) are non-recourse to any Indemnifying Company Stockholder or DLJ in all respects. Any Chilean JV Indemnifiable Loss shall be satisfied in equal amounts out of the General York Escrow Fund and the DLJ Escrow Fund, it being agreed that up to, but not more than, $2,500,000 of the General York Escrow Fund may be applied to satisfy Chilean JV Indemnifiable Losses; provided that any Losses relating to the Special Owned Site Environmental Liabilities shall first be satisfied out of the Special Environmental Escrow Fund and thereafter shall be satisfied out of the General York Escrow Fund; provided, further, that the Special Environmental Escrow Fund shall only be used to satisfy Losses relating to any Special Owned Site Environmental Liabilities. Any DLJ Indemnifiable Loss shall be satisfied out of the DLJ Escrow Fund. The amounts held in the General York Escrow Fund and the DLJ Escrow Fund shall be applied in the order Claims related to the applicable Losses are resolved (i.e., Losses related to Claims resolved at an earlier date will be satisfied before Losses related to Claims resolved at a later date).

8.5 Stockholders’ Representative.

(a) Each of (i) the Company Stockholders, by the requisite approval and adoption of this Agreement, and the Diamond Castle Entities exercise of the drag along rights pursuant to the Stockholders Letter Agreement and (ii) DLJ, irrevocably appoint the Stockholders’ Representative as their agent and attorney-in-fact to act on behalf of each Company Stockholder and DLJ, in connection with and to facilitate the consummation of the transactions contemplated hereby. The Stockholders’ Representative is authorized: (i) to take all action necessary to consummate the transactions contemplated hereby, or the defense and/or settlement of any claims for which MCC or any other MCC Indemnified Party may seek indemnity pursuant to this Article VIII and the Escrow Agreement, (ii) to prosecute on behalf of the Company Stockholders and DLJ indemnification claims against MCC or the Surviving Company under this Article VIII, (iii) to give and receive all notices required to be given under this Agreement and the Escrow Agreement and (iv) to take any and all additional action as is contemplated to be taken by the Stockholders’ Representative or by or on behalf of the

Company Stockholders and DLJ by the terms of this Agreement or any Ancillary Agreement; provided, however, that the powers conferred above shall not authorize or empower the Stockholders’ Representative to do or cause to be done any of the foregoing in a manner that improperly discriminates between or among the Company Stockholders and DLJ, and provided further that the Stockholders’ Representative shall not be entitled to, and shall not, take any action that would or could (y) result in the amounts payable hereunder to any Company Stockholder or DLJ being distributed in any manner other than as set forth in this Agreement and the Escrow Agreement or (z) result in any Company Stockholder or DLJ having any indemnity or other obligations or liabilities under this Agreement (including, for the avoidance of doubt, any adverse change to the nature of the indemnity obligations), in excess of those set forth in this Article VIII, without (in each case) such Company Stockholder’s or DLJ’s prior written consent, as applicable.

(b) To the fullest extent permitted by Law, all decisions and actions by the Stockholders’ Representative, including, without limitation, any agreement between the Stockholders’ Representative and MCC relating to (i) the defense or settlement of any claims for which any indemnifying parties may be required to indemnify any MCC Indemnified Party or Parties pursuant to this Article VIII and the Escrow Agreement or (ii) the defense or settlement of any claims for which any indemnifying parties may be required to indemnify any Stockholder Indemnified Party or Parties pursuant to this Article VIII, shall be binding upon all of the applicable parties, and subject to 8.5(a), neither any Company Stockholder nor DLJ shall have the right to object, dissent, protest or otherwise contest the same.

(c) The Stockholders’ Representative shall not have any liability to the Company Stockholders, DLJ, MCC, the Company or their respective Affiliates for any act done or omitted hereunder or under any Ancillary Agreement as Stockholders’ Representative (except in the case of willful misconduct or fraud). The Stockholders’ Representative shall be indemnified, held harmless and defended by the Company Stockholders and DLJ from and against all Losses arising out of or in connection with (i) the Stockholders’ Representative’s actions taken, or omissions to act, arising out of, in connection with, or otherwise with respect to this Agreement and the Escrow Agreement, and (ii) actions taken with respect to this Agreement and the Escrow Agreement believed by the Stockholders’ Representative to be within the scope of its authority; provided that such Losses do not arise out of the willful misconduct or fraud of the Stockholders’ Representative. The parties acknowledge and agree that the Stockholders’ Representative is a party to this Agreement solely for the convenience of the parties in connection with the performance of the duties described in this Section 8.5 and for no other purpose.

(d) To the fullest extent permitted by Law and (i) with respect to the Company Stockholders, as a result of exercise of the drag along rights under the Investors’ Shareholders Agreement and the Management Shareholders Agreement, and

(ii) with respect to DLJ, as a result of this Agreement, the Stockholders’ Representative shall have full power and authority on behalf of each Company Stockholder and DLJ to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Company Stockholders and DLJ under this Article VIII and the Escrow Agreement.

(e) Each of DLJ, by its execution of this Agreement, and each Company Stockholder, by his, her or its approval of the Merger and this Agreement, and as a result of exercise of the drag along rights under the Management Shareholders Agreement and the Investors’ Shareholders Agreement, in addition to the foregoing, agrees and acknowledges that:

(1) MCC and any other MCC Indemnified Party shall be entitled to rely conclusively on the instructions and decisions of the Stockholders’ Representative as to (A) the settlement of any claims for indemnification by MCC or such MCC Indemnified Party pursuant to this Article VIII, (B) the settlement of any claims for indemnification by any Stockholder Indemnified Party or DLJ pursuant to this Article VIII or (C) any other actions required or permitted to be taken by the Stockholders’ Representative hereunder or under the Escrow Agreement, and neither DLJ nor any Company Stockholder or Stockholder Indemnified Party shall have any cause of action against MCC or such MCC Indemnified Party for any action taken by MCC or such MCC Indemnified Party in reliance upon the instructions or decisions of the Stockholders’ Representative;

(2) all actions, decisions and instructions of the Stockholders’ Representative shall be conclusive and binding upon DLJ, all of the Company Stockholders and the Stockholder Indemnified Parties and neither DLJ nor any Company Stockholder or Stockholder Indemnified Party shall have any cause of action against the Stockholders’ Representative for any action taken, decision made or instruction given by the Stockholders’ Representative under this Agreement or the Escrow Agreement, except for fraud or willful misconduct by the Stockholders’ Representative in connection with the matters described in this Section 8.5;

(3) the provisions of this Section 8.5 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that DLJ or any Company Stockholder may have in connection with the transactions contemplated by this Agreement; and

(4) remedies available at law for any breach of the provisions of this Section 8.5 are inadequate; therefore, MCC shall be entitled to seek temporary and permanent injunctive relief without the necessity of proving damages if MCC brings an action to enforce the provisions of this Section 8.5.

(f) The provisions of this Section 8.5 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees, successors and Stockholder Indemnified Parties of DLJ and each Company Stockholder, and any references in this Agreement to DLJ, a Company Stockholder or the Company Stockholders shall mean and include the successors to the rights of DLJ or the Company Stockholders hereunder (and, with respect to this Article VIII, their Stockholder Indemnified Parties), whether pursuant to testamentary disposition, the Laws of descent and distribution or otherwise.

ARTICLE IX

TAX MATTERS

9.1 Cooperation in Tax Matters. The Stockholders’ Representative and DLJ (with respect to the Chilean JV) agree to furnish or cause to be furnished to MCC, upon request, as promptly as practicable, such information and assistance relating to the Company and the Company Subsidiaries as is reasonably necessary for the filing of all Tax Returns of or with respect to the Company and the Company Subsidiaries for any period (or portion thereof) ending on or prior to the Closing Date or period beginning before and ending after the Closing Date that are due after the Closing Date, the preparation for any audit by any Governmental Authority with respect to any such period, and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return of or with respect to the Company or any of the Company Subsidiaries with respect to any such period. Such cooperation shall include the retention and the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding. MCC, the Stockholders’ Representative and DLJ (with respect to the Chilean JV) shall cooperate with each other in the conduct of any audit or other Action related to Taxes of or with respect to the Company or any of the Company Subsidiaries (and each shall execute and deliver such powers of attorney and other documents) as necessary to carry out the intent of this Section 9.1.

9.2 Preparation and Filing of Tax Returns. MCC shall prepare and file, or shall cause to be prepared and filed, all Tax Returns of the Company and the Company Subsidiaries with respect to any taxable year or period that ends on or before the Closing Date and any taxable year or period beginning before and ending after the Closing Date, in each case, that are due after the Closing Date. MCC shall file all such Tax returns consistent with past practice of the Company and Company Subsidiaries. MCC shall not amend any Tax Return of the Company or the Company Subsidiaries that has been filed prior to the Closing Date or change any Tax election for a period that begins on or prior to the Closing Date without the consent of the Stockholders’ Representative.

9.3 Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other similar transfer fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne one half by MCC and one half by DLJ and the Company Stockholders. Any obligation with respect to Transfer Taxes shall be paid to the applicable Governmental Authority by MCC and the contribution of the Company Stockholders and DLJ shall be satisfied through the inclusion of the applicable amounts in the calculation of Closing Date Net Indebtedness. The Company will file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law, MCC and DLJ will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

9.4 Tax-Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving the Company and the Company Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, the Company and the Company Subsidiaries shall not be bound thereby or have any liability thereunder.

9.5 Reorganization. Each of the Company and MCC will report the Merger as a reorganization within the meaning of Section 368 of the Code. Neither the Company nor MCC shall take or cause to be taken any action that could prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

ARTICLE X

TERMINATION

10.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of the Company and MCC;

(b) by either the Company or MCC, if any Governmental Authority with jurisdiction over such matters shall have issued a Governmental Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and such Governmental Order shall have become final and non appealable; provided that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party that has not used its reasonable best efforts to contest, appeal or remove such restraints;

(c) by MCC, if there is any breach or inaccuracy of any of the representations or warranties set forth in Article IV or if the Company or DLJ shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, which breach, inaccuracy or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 or 7.3 and (ii) is incapable of being cured, or is not cured (in each case, to the extent necessary to satisfy the applicable condition set forth in Section 7.1 or 7.3), by the Company or DLJ, as applicable, within 30 days following receipt of written notice from MCC of such breach, inaccuracy or failure to perform;

(d) by the Company, if there is any breach or inaccuracy of any of the representations or warranties set forth in Article V or if the MCC or Newco shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, which breach, inaccuracy or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 or 7.2 and (ii) is incapable of being cured, or is not cured (in each case, to the extent necessary to satisfy the applicable condition set forth in Section 7.1 or 7.2), by MCC or Newco, as applicable, within 30 days following receipt of written notice from the Company of such breach, inaccuracy or failure to perform; or

(e) by either the Company or MCC, if the Closing shall not have occurred on or prior to November 30, 2011; provided that the right to terminate this Agreement under this Section 10.1(e) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date;

10.2 Effect of Termination. In the event of a termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except (i) as set forth in this Article X, the last sentence of Section 6.2(b), Section 6.3, and Article XI and (ii) that nothing herein shall relieve any party from liability for any willful and material breach of this Agreement prior to the date of termination.

ARTICLE XI

GENERAL PROVISIONS

11.1 Expenses. Except for Transfer Taxes and related expenses (which shall be paid in accordance with Article IX), and as set forth in Section 6.2(b), all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred, it being understood that the Transaction Related Expenses and certain other costs and expenses of the Company shall be reflected in, and allocated in accordance with, the calculation of Closing Date Net Indebtedness.

11.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.2).

(a)	if to the Company, to:

Adhesion Holdings, Inc.

13321 California Street, Suite 400

Omaha, Nebraska 68154

Telephone: (402)829-4517

Facsimile: (402) 445-4282

Attention: Michael J. Polcyn

with a required copy to:

Diamond Castle Partners IV, L.P.

c/o Diamond Castle Holdings, LLC

280 Park Avenue

25th Floor, East Tower

New York, NY 10017

Telephone: (212) 300-1901

Facsimile: (212) 983-1234

Attention: Ari Benacerraf

and to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Facsimile: (212) 909-6836

Attention: Jonathan E. Levitsky

(b)	if to the Stockholders’ Representative, to:

Diamond Castle Partners IV, L.P.

c/o Diamond Castle Holdings, LLC

280 Park Avenue

25th Floor, East Tower

New York, NY 10017

Telephone: (212) 300-1901

Facsimile: (212) 983-1234

Attention: Ari Benacerraf

with a required copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Facsimile: (212) 521-7823

Attention: Jonathan E. Levitsky

(c)	if to DLJ, to:

DLJ South American Partners, L.P.

c/o DLJ South American Partners, LLC

Bouchard 547 – 13th Floor

1106ABG

Buenos Aires, Argentina

Telephone: (5411) 4312-3505

Facsimile: (5411) 4342-0096

Attention: Carlos Garcia

with a required copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

Facsimile: (212) 225-3999

Attention: Michael A. Gerstenzang, Esq.

  Dalmau García

(d)	if to MCC, to:

Multi-Color Corporation

4053 Clough Woods Drive

Batavia, Ohio 45103

Telecopy: (513) 345-1102

Attention: Nigel Vinecombe

with a required copy to:

Multi-Color Corporation

4053 Clough Woods Drive

Batavia, Ohio 45103

Telecopy: (513) 345-1102

Attention: Sharon E. Birkett

and:

Keating Muething & Klekamp PLL

One East Fourth Street

Suite 1400

Cincinnati, Ohio 45202

Telephone: (513) 639-3962

Facsimile: (513) 579-6457

Attention: Michael J. Moeddel

11.3 Public Announcements. The content and timing of any initial press release with respect to this Agreement or the transactions contemplated hereby (whether issued as a joint press release or as individual press releases by each of the Company, DLJ and MCC) shall be agreed to by each of the Company, DLJ and MCC and thereafter each of the Company, DLJ and MCC agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public announcements the making of which may be required by applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

11.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the essential economic or legal substance of the transactions contemplated hereby is not affected. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

11.6 Entire Agreement. This Agreement (including the Ancillary Agreements, the Company Disclosure Letter, the MCC Disclosure Letter, and the other Exhibits hereto) constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreement, with respect to the subject matter hereof and except as otherwise expressly provided herein.

11.7 Assignment. Neither the Company nor DLJ shall assign this Agreement without the prior written consent of MCC, and MCC shall not assign this Agreement without the prior written consent of DLJ and the Company (prior to the Closing) or the Stockholders’ Representative (after the Closing); provided, however, that without the consent of the Company (prior to the Closing) or the Stockholders’ Representative (after the Closing), MCC may assign its rights hereunder in whole or in part to any Person providing financing to MCC for the transactions contemplated hereby as security therefore. For the avoidance of doubt, a change of control of MCC or any direct or indirect parent of MCC shall not be deemed an assignment for purposes of this Agreement. Any purported assignment or other transfer in violation of this Agreement shall be void and unenforceable.

11.8 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto, the Company Stockholders (provided that only the Stockholders’ Representative shall be entitled to take action under this Agreement on behalf of the Company Stockholders), the Indemnified D&O Parties, the MCC Indemnified Parties, the Stockholder Indemnified Parties and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, notwithstanding the foregoing, the Lenders, the arrangers of the Debt Financing and their respective Affiliates, successors and assigns are express third-party beneficiaries of the proviso in the last sentence of Section 6.10(a), Section 10.2, Section 11.7, the last sentence of Section 11.10, the last sentence of Section 11.11 and Section 11.12, and shall be entitled to enforce the provisions of such sections to the extent applicable to such persons.

11.9 Waivers and Amendments. This Agreement may be amended or modified, and the terms and conditions hereof may be waived, only by a written instrument signed by MCC and the Company (prior to Closing) or the Stockholders’ Representative (from and after the Closing) or, in the case of a waiver, by the party waiving compliance; provided that this Agreement may not be amended in a manner that would, by its terms, have a disproportionate adverse effect on the rights or obligations of DLJ compared to the rights and obligations of the Company and the Company Subsidiaries (excluding the Chilean JV and its Subsidiaries) or the Company Stockholders, without the consent of DLJ. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any other right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

11.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled: (i) without posting a bond or similar security, to an injunction or injunctions to prevent breaches of this Agreement and (ii) to enforce specifically the terms and provisions hereof, in either case, in any federal court located in the State of Delaware or any Delaware state court or any other court having jurisdiction thereof. Notwithstanding the foregoing, in no event shall the Company, DLJ or any of their respective Affiliates be entitled to enforce or seek to enforce specifically against the Lenders, the arrangers of the Debt Financing or any of their respective Affiliates MCC’s obligations under Section 6.10; provided that nothing contained herein shall limit the rights of the parties to the MCC Credit Agreement or the MCC Credit Agreement Amendment under the terms thereof.

11.11 Governing Law; etc. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that state, without regard to the conflicts of laws principles thereof to the extent the same would require the application of the laws of another jurisdiction. The parties agree that any Actions seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal court located in the State of Delaware or the Chancery Court of the State of Delaware, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.2 shall be deemed effective service of process on such party. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim, third party claim or any claim or any kind or description, whether in law or in equity, whether in contract or in tort or otherwise against any of the Lenders or arrangers of the Debt Financing or their respective Affiliates in any way relating to this Agreement or any of the transactions contemplated hereby, including, but not limited to, any dispute arising out of or relating in any way to the MCC Credit Agreement or the MCC Credit Agreement Amendment or the performance thereof, in any forum other than the Supreme Court of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

11.12 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING, BUT NOT LIMITED TO, ANY DISPUTE ARISING OUT OF OR RELATING TO THE MCC CREDIT AGREEMENT OR THE MCC CREDIT AGREEMENT AMENDMENT OR THE PERFORMANCE THEREOF. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.12.

11.13 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, this Merger and Stock Purchase Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

MCC:

MULTI-COLOR CORPORATION

By:	/s/ Nigel A. Vinecombe
Name: Nigel A. Vinecombe
Title: President and Chief Executive Officer

Company:

ADHESION HOLDINGS, INC.

By:	/s/ Jon McKernan
Name: Jon McKernan
Title: Chief Executive Officer

Newco:

M ACQUISITION, LLC

By:	/s/ Nigel A. Vinecombe
Name: Nigel A. Vinecombe
Title: President

Solely as Stockholders’ Representative pursuant to Section 8.5 hereof:

DIAMOND CASTLE PARTNERS IV, L.P.

By:	DCP IV GP, L.P., its general partner

By:	DCP IV GP-GP, LLC, it general partner

By:	/s/ Ari Benacerraf
Name: Ari Benacerraf
Title: Authorized Person

DLJ:

DLJ SOUTH AMERICAN PARTNERS, L.P.

By:	DLJ South American Partners LLC, its general partner

By:	/s/ Carlos Garcia
Name: Carlos Garcia
Title: Chief Executive Officer